


20170021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2017

Edward G. Olifer
Kilpatrick Townsend & Stockton LLP
eolifer@kilpatricktownsend.com

Re: BB&T Corporation
Incoming letter dated December 22, 2016

Dear Mr. Olifer:

This is in response to your letter dated December 22, 2016 concerning the shareholder proposal submitted to BB&T by Kenneth Steiner. We also have received a letter on the proponent's behalf dated December 24, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

January 3, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BB&T Corporation
Incoming letter dated December 22, 2016

The proposal requests that the board take the steps necessary so that each voting requirement in BB&T's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

We are unable to concur in your view that BB&T may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that BB&T may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that BB&T may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that BB&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16 ***FISMA & OMB MEMORANDUM M-07-16***

December 24, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
BB&T Corporation (BBT)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 22, 2016 no-action request.

The company did not include any evidence that it notified the proponent of its opinion of more than one topic.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Robert Johnson

[BBT: Rule 14a-8 Proposal, November 1, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our charter and bylaws.

Please vote to enhance shareholder value:
Simple Majority Vote – Proposal [4]
[The above line is for publication.]

KILPATRICK TOWNSEND
ATTORNEYS AT LAW

Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858

direct dial 202 508 5852
direct fax 202 204 5614
eolifer@kilpatricktownsend.com

December 22, 2016

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: BB&T Corporation
Omission of Shareholder Proposal of Kenneth Steiner From 2017 Annual Meeting Proxy Statement

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of BB&T Corporation, a North Carolina corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "2017 Proxy Materials").

The Company expects to file its definitive proxy statement for its 2017 annual meeting of shareholders on March 15, 2017, and this letter is being filed with the Commission no later than 80 calendar days before such date in accordance with Rule 14a-8(j). In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2017 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

I. The Proposal

The text of the resolution included in the Proposal is as follows:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

II. Background

A. The Proposal

The Company received the Proposal, as well as a cover letter from the Proponent, via e-mail on November 16, 2016. On November 22, 2016, the Company sent a letter to the Proponent via e-mail and overnight delivery informing the Proponent that the Company was unable to confirm his status as a registered or beneficial holder of Company common stock as of the date of the Proposal as required by Rule 14a-8 (the "Deficiency Letter"). On November 25, 2016, via facsimile, the Company received a letter from TD Ameritrade confirming that the Proponent beneficially held the requisite number of shares required under Rule 14a-8 (the "Broker Letter"). Copies of the Proposal, the cover letter, the Deficiency Letter and the Broker Letter are attached hereto as Exhibit A.

B. The Company's Articles of Incorporation

The Company currently has shares of five different series of preferred stock outstanding – Series D Non-Cumulative Perpetual Preferred Stock, Series E Non-Cumulative Perpetual Preferred Stock, Series F Non-Cumulative Perpetual Preferred Stock, Series G Non-Cumulative Perpetual Preferred Stock and Series H Non-Cumulative Perpetual Preferred Stock (collectively, the "Preferred Stock") – that were issued on May 1, 2012, July 31, 2012, October 31, 2012, May 1, 2013 and March 9, 2016, respectively. The articles of incorporation of the Company, as amended, contain designations with respect to each series of preferred stock that provide as follows:

> **Section 7. Voting Rights**. The holders of Series [ ] Preferred Stock will have no voting rights and will not be entitled to elect any directors, except as expressly provided by law and except that:

(a) Supermajority Voting Rights—Amendments. Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66-2/3% of all of the shares of the Series [ ] Preferred Stock at the time outstanding, voting separately as a class, shall be required to authorize any amendment of the articles of incorporation or of any articles amendatory thereof or supplemental thereto (including any articles of amendment or any similar document relating to any series of preferred stock) which will materially and adversely affect the powers, preferences, privileges or rights of the Series [ ] Preferred Stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series [ ] Preferred Stock or authorized preferred stock of the Corporation or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with and/or junior to the Series [ ] Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon liquidation, dissolution or winding up of the Corporation will not be deemed to adversely affect the powers, preferences, privileges or rights of the Series [ ] Preferred Stock.

(b) Supermajority Voting Rights—Priority. Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66-2/3% of all of the shares of the Series [ ] Preferred Stock and all other Parity Stock, at the time outstanding, voting as a single class without regard to series, shall be required to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any additional class or series of stock ranking prior to the shares of the Series [ ] Preferred Stock and all other Parity Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation;

* * *

Aside from the provisions set forth above with respect to each series of outstanding Preferred Stock, the Company's articles of incorporation, a copy of which is attached hereto as Exhibit B, do not contain any other supermajority voting provisions.

C. The Company's Bylaws

Article IX, Section 4 of the Company's bylaws, as amended, currently provides as follows:

No bylaw adopted or amended by the shareholders shall be altered or repealed by the Board of Directors. The affirmative vote of two-thirds of the total number of shares outstanding shall be required to amend, alter, change or repeal Article III, Sections 2, 4 and 5 and this Section 4 of Article IX of these bylaws.

Article III, Sections 2, 4 and 5 and Article IX, Section 4 of the bylaws relate to the following matters:

- Article III, Section 2 of the Company's bylaws addresses the number, term and qualifications of the Company's directors;
- Article III, Section 4 of the Company's bylaws addresses the removal of a Company director;
- Article III, Section 5 of the Company's bylaws addresses the filling of vacancies on the Company's Board of Directors; and
- Article IX, Section 4 of the Company's bylaws addresses the amendment of the bylaws.

Aside from the provisions of Article IX, Section 4 of the Company's bylaws set forth above, the Company's bylaws, a copy of which is attached hereto as Exhibit C, do not contain any other supermajority voting provisions.

III. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8(c) and Rule 14a-8(i)(3), because the Proposal constitutes multiple proposals.

Rule l4a-8(c) provides that a stockholder may submit only one proposal per stockholder meeting. Relying on this rule, the Staff has consistently taken the position that a company may exclude a shareholder proposal when a shareholder submits more than one proposal and does not timely reduce the number of submitted proposals to one. See, e.g., *Parker-Hannifin Corporation* (Sept. 4, 2009); *Morgan Stanley* (Feb. 4, 2009).

The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of shareholder proposals combining separate and distinct elements that do not share a single well-defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter. See, e.g., *Duke Energy Corp.* (Feb. 27, 2009) (permitting the exclusion of a proposal requiring the company's directors to own a requisite amount of the company's stock, to disclose all conflicts of interest and to be compensated only in the form of the company's common stock); *Morgan Stanley* (Feb. 4, 2009) (permitting the exclusion of a proposal requesting stock ownership guidelines for director candidates, new conflict of interest disclosures and restrictions on director compensation); *General Motors Corp.* (Apr. 9, 2007) (permitting the exclusion of a proposal seeking shareholder approval for the restructuring of the company through numerous transactions); and *Centra Software, Inc.* (Mar. 31, 2003) (permitting the exclusion of a proposal requesting amendments to the bylaws to require separate meetings of the independent directors and that the chairman of the board not be a company officer or employee, where the company argued the proposals would amend "quite different provisions" of the bylaws and were therefore unrelated).

Additionally, there is significant Staff precedent describing the broader application of Rule 14a-8(c) that applies to the current Proposal. For example, in *HealthSouth Corp.* (Mar. 28, 2006), the proposal sought to amend the company's bylaws to (i) grant shareholders the power to increase the size of the board and (ii) allow shareholders to fill any director vacancies created by such an increase. The Staff concurred that the proposal constituted multiple proposals, even though the proponent claimed that the proposals were related to the single concept of giving shareholders the power to add directors of their own choosing. In *Exxon Mobil Corp.* (Mar. 19, 2002), the Staff concurred that multiple proposals were involved in a submission requesting that the election of directors include a slate of nominees larger than the number of available board seats and that the additional nominees come from individuals with experience from a variety of shareholder groups, notwithstanding the proponent's claim that the proposals related to the single concept of diversification of the board.

In the present case, the Proposal represents multiple separate proposals requiring amendments to various sections of two distinct corporate organizational documents, the Company's articles of incorporation and bylaws. If the Proposal is to be viewed as a single proposal under Rule 14a-8(c), then each of the requested amendments to the articles of incorporation and bylaws must share a "single well-defined unifying concept." The Proponent fails to expressly articulate such a unifying concept, but the Supporting Statement implies that the intent of the Proposal is to improve corporate governance and protect against management entrenchment. Specifically, the Supporting Statement provides that "shareowners are willing to pay a premium for shares of companies that have excellent corporate governance" and "supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management." In addition, the Supporting Statement states that "supermajority voting requirements have been found to be one of [six] entrenching mechanisms that are negatively related to company performance."

If the aim of the Proposal is to eliminate supermajority voting provisions in the Company's articles of incorporation and bylaws to improve corporate governance and protect against management entrenchment, these concepts cannot be viewed to apply to the supermajority voting provisions included in the Preferred Stock designations found within the articles of incorporation. The limited supermajority voting provisions included in the Preferred Stock designations do not diminish the voting rights of holders of common stock generally and do not further the management entrenchment concerns identified in the Supporting Statement. In fact, the Company's preferred shareholders are not entitled to vote with the Company's common shareholders with respect to corporate matters, except for (i) amendments to the Company's articles of incorporation that would materially and adversely affect the rights of their respective class of Preferred Stock and (ii) the issuance or authorization of any shares of senior preferred stock. Instead, the supermajority provisions in the Preferred Stock designations reflect customary terms of preferred stock instruments that were required to be included in the certificates of designation that define and protect the rights of the preferred shareholders, not the interests of management, in order to induce those investors to purchase the preferred stock. The absence of any causal link between the concept of management entrenchment and the supermajority provisions included in the preferred stock designations of the Company's articles of incorporation precludes the prospect that there could be a single well-defined unifying concept with respect to the corporate actions requested by the Proponent.

Further, Rule 14a-8(i)(3) provides that a company may exclude a proposal or supporting statement, or portions thereof, which are contrary to any of the Commission's proxy rules. Under Rule 14a-4(a)(3), a form of proxy must "identify clearly and impartially each separate matter intended to be acted upon." In addition, under Rule 14a-4(b)(1), a form of proxy must provide a means for shareholders to "specify by boxes a choice . . . with respect to each separate matter referred to therein as intended to be acted upon."

Specifically, in the context of an amendment to a company's articles of incorporation, the Staff has issued a compliance and disclosure interpretation relating to Rule 14a-4(a)(3) on January 24, 2014, stating in Question 101.02 that:

> if management knows or has reason to believe that a particular amendment . . . is one on which shareholders could reasonably be expected to express a view separate from their views on the other amendments that are part of the restatement, the amendment should be unbundled.

The Staff underscored the weight of this interpretation by further noting that this analysis is not impacted by the fact that, for state law purposes, amendments could be presented to shareholders as a single restatement proposal.

With respect to the Proposal, it is possible that shareholders of the Company may wish for management to "take the steps necessary" to eliminate some, but not all, of the supermajority vote requirements included in the Company's articles of incorporation and bylaws. For example, as described above, Article IX, Section 4 of the Company's bylaws provides that a supermajority vote is required to amend the sections of the Bylaws addressing four distinct matters: (i) director terms and qualifications, (ii) director removal, (iii) board vacancies and (iv) the amendment of the bylaws. Therefore, a shareholder of the Company could reasonably be expected to present a view with respect to one such matter, such as the amendment of the bylaws, that is separate from his or her views on the other three matters included in Article IX, Section 4. Under the Proposal, however, any such shareholder will be precluded from expressing his or her separate view because the Proposal has not been properly unbundled under Rule 14a-4(a)(3).

Additionally, the Staff has also emphasized the importance of unbundling proposals submitted to shareholders in its October 27, 2015 compliance and disclosure interpretation regarding unbundling under Rule 14a-4(a)(3) in the merger and acquisition context. Specifically, this interpretation stated that:

> if a material amendment to the acquiror's organizational documents would require the approval of its shareholders under state law, the rules of a national securities exchange, or its organizational documents if presented on a standalone basis, the acquiror's form of proxy must present any such amendment separately from any other material proposal.

As Section 55-10-03 of the North Carolina Business Corporation Act requires that shareholders approve an amendment to the Company's articles of incorporation, this interpretation requires that a proposal to amend the Company's articles of incorporation and bylaws be de-coupled and viewed as two or more separate proposals in order to be presented for shareholder consideration.

Accordingly, for the aforementioned reasons, the Proposal is excludable in its entirety under Rule 14a-8(c) and Rule 14a-8(i)(3) because the Proposal constitutes multiple proposals.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2017 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to contact me at 202.508.5852. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter.

Sincerely,

KILPATRICK TOWNSEND & STOCKTON LLP



Edward G. Olifer

Enclosures

cc: Robert J. Johnson, BB&T Corporation
John Chevedden
Kenneth Steiner

EXHIBIT A

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Kelly S King
Chairman and Chief Executive Officer
BB&T Corporation (BBT)
200 West Second Street
Winston-Salem, NC 27101
PH: 336-733-2000

Dear Mr. King,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10-24-16
Date

[BBT: Rule 14a-8 Proposal, November 1, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our charter and bylaws.

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

[The above line is for publication.]

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

KILPATRICK
TOWNSEND
ATTORNEYS AT LAW

KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858

direct dial 202 508 5852
direct fax 202 204 5614
eolifer@kilpatricktownsend.com

November 22, 2016

VIA OVERNIGHT DELIVERY AND E-MAIL

FISMA & OMB Memorandum M-07-16

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of BB&T Corporation (the "Company"), which received, on November 16, 2016, Kenneth Steiner's stockholder proposal entitled "Simple Majority Vote" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Mr. Steiner has satisfied the ownership requirements of Rule 14a-8, a copy of which is enclosed herewith, as of the date that the Proposal was submitted to the Company.

To remedy this defect, Mr. Steiner must submit sufficient proof of his continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 16, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including November 16, 2016; or

(2) if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the

schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that he continuously held the requisite number of Company shares for the one-year period.

If Mr. Steiner intends to demonstrate ownership by submitting a written statement from the "record" holder of his shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Mr. Steiner can confirm whether his broker or bank is a DTC participant by asking his broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Mr. Steiner's broker or bank is a DTC participant, then he needs to submit a written statement from his broker or bank verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including November 16, 2016.

(2) If Mr. Steiner's broker or bank is not a DTC participant, then he needs to submit proof of ownership from the DTC participant through which the shares are held verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including November 16, 2016. Mr. Steiner should be able to find out the identity of the DTC participant by asking his broker or bank. If Mr. Steiner's broker is an introducing broker, he may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on his account statements will generally be a DTC participant. If the DTC participant that holds Mr. Steiner's shares is not able to confirm his individual holdings but is able to confirm the holdings of his broker or bank, then Mr. Steiner needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 16, 2016, the requisite number of Company shares were continuously held: (i) one from his broker or bank confirming his ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Robert J. Johnson, the Company's Senior Executive Vice President, General Counsel, Corporate Secretary and Chief Corporate Governance Officer, at BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina 27101. Alternatively, you may transmit any response by facsimile to Mr. Johnson at (336) 733-2755.

Sincerely,

KILPATRICK TOWNSEND & STOCKTON LLP



Edward G. Olifer

Enclosures

cc: Kenneth Steiner
Robert J. Johnson, BB&T Corporation

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of November 18, 2016

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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November 25, 2016

BBT
Post-it® Fax Note 7671

To Robert Johnson	Date 11-25-16	# of pages ▶
Co./Dept.	From John Chevedden	
Phone #	Co.	
Fax # 336-733-2755	Phone ***FISMA & OMB Memorandum M-07-16***	
	Fax #	

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above reference account since July 1, 2015.

1. Pfizer Inc. (PFE)
2. Kate Spade & Company (KATE)
3. Comcast Corporation (CMCSA)
4. Verizon Communications Inc. (VZ)
5. Citigroup Inc. (C)
6. BB&T Corporation (BBT)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

EXHIBIT B

EX-4.1 3 d130838dex41.htm EX-4.1

Exhibit 4.1

ARTICLES OF AMENDMENT

OF

BB&T CORPORATION

BB&T Corporation, a corporation organized and existing under the laws of the State of North Carolina (the "Corporation"), for the purpose of amending its articles of incorporation to fix the preferences, limitations and relative rights of a new series of its Preferred Stock in accordance with the provisions of Sections 55-6-02 and 55-10-06 of the North Carolina Business Corporations Act, hereby submits these Articles of Amendment:

1. The name of the corporation is: BB&T CORPORATION.

2. The following text will be added to Article IV of the articles of incorporation (as restated effective April 30, 2014) of the Corporation to set forth the terms of the Corporation's Series H Non-Cumulative Perpetual Preferred Stock, by adding a new section (i) to such Article IV:

(i) Series H Non-Cumulative Perpetual Preferred Stock.

Section 1. Designation. The designation of the series of preferred stock shall be Series H Non-Cumulative Perpetual Preferred Stock (hereinafter referred to as the "Series H Preferred Stock"). Each share of Series H Preferred Stock shall be identical in all respects to every other share of Series H Preferred Stock. Series H Preferred Stock will rank equally with Parity Stock, if any, and will rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 2. Number of Shares. The number of authorized shares of Series H Preferred Stock shall be 19,550. Such number may from time to time be increased (but not in excess of the total number of authorized shares of preferred stock) or decreased (but not below the number of shares of Series H Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation and by the filing of articles pursuant to the provisions of the North Carolina Business Corporation Act stating that such increase or reduction, as the case may be, has been so authorized. The Corporation shall have the authority to issue fractional shares of Series H Preferred Stock.

Section 3. Definitions. As used herein with respect to Series H Preferred Stock:

"Appropriate Federal Banking Agency" means the "appropriate Federal banking agency" with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

"Business Day" means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York or Winston-Salem, North Carolina.

"Depositary Company" shall have the meaning set forth in Section 6(d) hereof.

"Dividend Payment Date" shall have the meaning set forth in Section 4(a) hereof.

"Dividend Period" shall have the meaning set forth in Section 4(a) hereof.

"DTC" means The Depository Trust Company, together with its successors and assigns.

"Junior Stock" means the Corporation's common stock and any other class or series of stock of the Corporation hereafter authorized over which Series H Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

"Parity Stock" means any other class or series of stock of the Corporation that ranks on parity with Series H Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation and includes, without limitation, the Series D Non-Cumulative Perpetual Preferred Stock, Series E Non-Cumulative Perpetual Preferred Stock, Series F Non-Cumulative Perpetual Preferred Stock and Series G Non-Cumulative Perpetual Preferred Stock for so long as (i) any Series D Non-Cumulative Perpetual Preferred Stock, Series E Non-Cumulative Perpetual Preferred Stock, Series F Non-Cumulative Perpetual Preferred Stock and Series G Non-Cumulative Perpetual Preferred Stock is outstanding and (ii) the terms of the Series D Non-Cumulative Perpetual Preferred Stock, Series E Non-Cumulative Perpetual Preferred Stock, Series F Non-Cumulative Perpetual Preferred Stock and Series G Non-Cumulative Perpetual Preferred Stock have not been amended to provide otherwise subsequent to the effective date of the Articles of Amendment that initially established the Series H Preferred Stock.

"Preferred Director" shall have the meaning set forth in Section 7(c)(i) hereof.

"Redemption Price" shall have the meaning set forth in Section 6(a) hereof.

"Regulatory Capital Treatment Event" means the Corporation's determination, in good faith, that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of Series H Preferred Stock, (ii) any proposed change in those laws or regulations that is announced after the initial issuance of any share of Series H Preferred Stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of Series H Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation value of the shares of Series H Preferred Stock then outstanding as "tier 1 capital" (or its equivalent) for purposes of the capital adequacy guidelines of the Appropriate Federal Banking Agency, as then in effect and applicable, for as long as any share of Series H Preferred Stock is outstanding.

"Series H Preferred Stock" shall have the meaning set forth in Section 1 hereof.

Section 4. Dividends.

(a) Rate. Holders of Series H Preferred Stock shall be entitled to receive, if, as and when declared by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation, but only out of assets legally available therefor, non-cumulative cash dividends on the liquidation preference of $25,000 per share of Series H Preferred Stock, and no more, payable quarterly in arrears on each March 1, June 1, September 1 and December 1; *provided*, *however*, if any such day is not a Business Day, then payment of any dividend otherwise payable on that date will be made on the next succeeding day that is a Business Day (without any interest or other payment in respect of such delay) (each such day on which dividends are payable a "Dividend Payment Date"). The period from and including the date of issuance of the Series H Preferred Stock or any Dividend Payment Date to but excluding the next Dividend Payment Date is a "Dividend Period." Dividends on each share of Series H Preferred Stock will accrue on the liquidation preference of $25,000 per share at a rate *per annum* equal to 5.625%. The record date for payment of dividends on the Series H Preferred Stock shall be the 15th calendar day before the applicable Dividend Payment Date, or such other record date, not exceeding 30 days before the applicable Dividend Payment Date, as shall be fixed by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation. The amount of dividends payable shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Notwithstanding any other provision hereof, dividends on the Series H Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause the Corporation to fail to comply with laws and regulations applicable thereto, including applicable capital adequacy guidelines.

(b) Non-Cumulative Dividends. Dividends on shares of Series H Preferred Stock shall be non-cumulative. To the extent that any dividends payable on the shares of Series H Preferred Stock on any Dividend Payment Date are not declared and paid, in full or otherwise, on such Dividend Payment Date, then such unpaid dividends shall not cumulate and shall not accrue or be payable for such Dividend Period and the Corporation shall have no obligation to pay, and the holders of Series H Preferred Stock shall have no right to receive, dividends for such Dividend Period after the Dividend Payment Date for such Dividend Period or interest with respect to such dividends, whether or not dividends are declared for any subsequent Dividend Period with respect to Series H Preferred Stock, Parity Stock, Junior Stock or any other class or series of authorized preferred stock of the Corporation.

(c) Priority of Dividends. So long as any share of Series H Preferred Stock remains outstanding, (i) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Stock, other than a dividend payable solely in Junior Stock, (ii) no shares of Junior Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation and (iii) no shares of Parity Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation otherwise than pursuant to *pro rata* offers to purchase all, or a *pro rata* portion, of the Series H Preferred Stock and such Parity Stock except by conversion into or exchange for Junior Stock, in each case unless full dividends on all outstanding shares of Series H Preferred Stock for the then-current Dividend Period have been paid in full or declared and a sum sufficient for the payment thereof set aside. When dividends are not paid in full upon the shares of Series H Preferred Stock and any Parity Stock, all dividends declared upon shares of Series H Preferred Stock and any Parity Stock shall be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current Dividend Period per share on Series H Preferred Stock, and accrued dividends, including any accumulations, on Parity Stock, bear to each other. No interest will be payable in respect of any dividend payment on shares of Series H Preferred Stock that may be in arrears. If the Board of Directors of the Corporation determines not to pay any dividend or a full dividend on a Dividend Payment Date, the Corporation will provide, or cause to be provided, written notice to the holders of the Series H Preferred Stock prior to such date. Subject to the foregoing, and not otherwise, dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may be declared and paid on any Junior Stock from time to time out of any assets legally available therefor, and the shares of Series H Preferred Stock or Parity Stock shall not be entitled to participate in any such dividend.

Section 5. Liquidation Rights.

(a) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, holders of Series H Preferred Stock shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock and subject to the rights of the holders of any class or series of securities ranking senior to or on parity with Series H Preferred Stock upon liquidation and the rights of the Corporation's depositors and other creditors, to receive in full a liquidating distribution in the amount of the liquidation preference of $25,000 per share, plus any authorized, declared and unpaid dividends, without accumulation of any undeclared dividends, to the date of liquidation. The holder of Series H Preferred Stock shall not be entitled to any further payments in the event of any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation other than what is expressly provided for in this Section 5.

(b) Partial Payment. If the assets of the Corporation are not sufficient to pay in full the liquidation preference plus any authorized, declared and unpaid dividends to all holders of Series H Preferred Stock and all holders of any Parity Stock, the amounts paid to the holders of Series H Preferred Stock and to the holders of all Parity Stock shall be *pro rata* in accordance with the respective aggregate liquidation preferences plus any authorized, declared and unpaid dividends of Series H Preferred Stock and all such Parity Stock.

(c) Residual Distributions. If the liquidation preference plus any authorized, declared and unpaid dividends has been paid in full to all holders of Series H Preferred Stock and all holders of any Parity Stock, the holders of Junior Stock shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation shall not be deemed a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, nor shall the merger, consolidation or any other business combination transaction of the Corporation into or with any other corporation or person or the merger, consolidation or any other business combination transaction of any other corporation or person into or with the Corporation be deemed to be a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation.

Section 6. Redemption.

(a) Optional Redemption. The Corporation, at the option of its Board of Directors or any duly authorized committee of the Board of Directors of the Corporation, may redeem in whole or in part the shares of Series H Preferred Stock at the time outstanding, on or after June 1, 2021, upon notice given as provided in Section 6(b) below. The redemption price for shares of Series H Preferred Stock shall be $25,000 per share plus dividends that have been declared but not paid (the "Redemption Price"). Notwithstanding the foregoing, within 90 days following the occurrence of a Regulatory Capital Treatment Event, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may provide notice of intent to redeem, as provided in Section (b) below, all (but not less than all) of the shares of Series H Preferred Stock at the time outstanding at the Redemption Price applicable on such date of redemption.

(b) Notice of Redemption. Notice of every redemption of shares of Series H Preferred Stock shall be either (1) mailed by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on the stock register of the Corporation or (2) transmitted by such other method approved by the Depositary Company, in its reasonable discretion, to the holders of record of such shares to be redeemed. Such mailing or transmittal shall be at least 30 days and not more than 60 days before the date fixed for redemption. Notwithstanding the foregoing, if the Series H Preferred Stock is held in book-entry form through DTC, the Corporation may give such notice in any manner permitted by DTC. Any notice mailed or transmitted as provided in this Section 6(b) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail or other transmission, or any defect in such notice or in the mailing or transmittal thereof, to any holder of shares of Series H Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series H Preferred Stock. Each notice shall state (i) the redemption date; (ii) the number of shares of Series H Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed by such holder; (iii) the Redemption Price; (iv) the place or places where such shares are to be surrendered for payment of the Redemption Price; and (v) that dividends on the shares to be redeemed will cease to accrue on the redemption date.

(c) Partial Redemption. In case of any redemption of only part of the shares of Series H Preferred Stock at the time outstanding, the shares of Series H Preferred Stock to be redeemed shall be selected either *pro rata* from the holders of record of Series H Preferred Stock in proportion to the number of Series H Preferred Stock held by such holders or by lot. Subject to the provisions of this Section 6, the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors shall have full power and authority to prescribe the terms and conditions upon which shares of Series H Preferred Stock shall be redeemed from time to time.

(d) Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other assets, in trust for the *pro rata* benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, or deposited by the Corporation with a bank or trust company selected by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors (the "Depositary Company") in trust for the *pro rata* benefit of the holders of the shares called for redemption, then, notwithstanding that any share so called for redemption has not been surrendered for cancellation, on and after the redemption date all shares so called for redemption shall cease to be outstanding, all dividends with respect to such shares shall cease to accrue after such redemption date, and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company at any time after the redemption date from the funds so deposited, without interest. The Corporation shall be entitled to receive, from time to time, from the Depositary Company any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released or repaid to the Corporation, and in the event of such repayment to the Corporation, the holders of record of the shares so called for redemption shall be deemed to be unsecured creditors of the Corporation for an amount equivalent to the amount deposited as stated above for the redemption of such shares and so repaid to the Corporation, but shall in no event be entitled to any interest.

Section 7. Voting Rights. The holders of Series H Preferred Stock will have no voting rights and will not be entitled to elect any directors, except as expressly provided by law and except that:

(a) Supermajority Voting Rights—Amendments. Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66-2/3% of all of the shares of the Series H Preferred Stock at the time outstanding, voting separately as a class, shall be required to authorize any amendment of the articles of incorporation or of any articles amendatory thereof or supplemental thereto (including any articles of amendment or any similar document relating to any series of preferred stock) which will materially and adversely affect the powers, preferences, privileges or rights of the Series H Preferred Stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series H Preferred Stock or authorized preferred stock of the Corporation or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with and/or junior to the Series H Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon liquidation, dissolution or winding up of the Corporation will not be deemed to adversely affect the powers, preferences, privileges or rights of the Series H Preferred Stock.

(b) Supermajority Voting Rights—Priority. Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66-2/3% of all of the shares of the Series H Preferred Stock and all other Parity Stock, at the time outstanding, voting as a single class without regard to series, shall be required to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any additional class or series of stock ranking prior to the shares of the Series H Preferred Stock and all other Parity Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation;

(c) Special Voting Right.

(i) Voting Right. If and whenever dividends on the Series H Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series H Preferred Stock as to payment of dividends, and upon which voting rights equivalent to those granted by this Section 7(c) have been conferred and are exercisable, have not been paid in an aggregate amount equal, as to any class or series, to at least six quarterly Dividend Periods (whether consecutive or not), the number of directors constituting the Board of Directors of the Corporation shall be increased by two, and the holders of the Series H Preferred Stock (together with holders of any other class of the Corporation's authorized preferred stock having equivalent voting rights**,** whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist), shall have the right, voting separately as a single class without regard to series, to the exclusion of the holders of common stock, to elect two directors of the Corporation to fill such newly created directorships (and to fill any vacancies in the terms of such directorships), provided that the Board of Directors of the Corporation shall at no time include more than two such directors. Each such director elected by the holders of shares of Series H Preferred Stock and any other class or series of preferred stock that ranks on parity with the Series H Preferred Stock as to payment of dividends is a "Preferred Director".

(ii) Election. The election of the Preferred Directors will take place at any annual meeting of shareholders or any special meeting of the holders of Series H Preferred Stock and any other class or series of the Corporation's stock that ranks on parity with Series H Preferred Stock as to payment of dividends and for which dividends have not been paid, called as provided herein. At any time after the special voting power has vested pursuant to Section 7(c)(i) above, the secretary of the Corporation may, and upon the written request of any holder of Series H Preferred Stock (addressed to the secretary at the Corporation's principal office) must (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of shareholders), call a special meeting of the holders of Series H Preferred Stock, and any other class or series of preferred stock that ranks on parity with Series H Preferred Stock as to payment of dividends and for which dividends have not been paid, for the election of the two directors to be elected by them as provided in Section 7 (c)(iii) below. The Preferred Directors shall each be entitled to one vote per director on any matter.

(iii) Notice for Special Meeting. Notice for a special meeting will be given in a similar manner to that provided in the Corporation's by-laws for a special meeting of the shareholders. If the secretary of the Corporation does not call a special meeting within 20 days after receipt of any such request, then any holder of Series H Preferred Stock may (at the Corporation's expense) call such meeting, upon notice as provided in this Section 7(c)(iii), and for that purpose will have access to the stock register of the Corporation. The Preferred Directors elected at any such special meeting will hold office until the next annual meeting of the Corporation's shareholders unless they have been previously terminated or removed pursuant to Section 7(c)(iv). In case any vacancy in the office of a Preferred Director occurs (other than prior to the initial election of the Preferred Directors), the vacancy may be filled by the written consent of the Preferred Director remaining in office, or if none remains in office, by the vote of the holders of the Series H Preferred Stock (together with holders of any other class of the Corporation's authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) to serve until the next annual meeting of the shareholders.

(iv) Termination; Removal. Whenever full dividends have been paid regularly on the Series H Preferred Stock and any other class or series of preferred stock that ranks on parity with Series H Preferred Stock as to payment of dividends, if any, for at least four consecutive Dividend Periods, then the right of the holders of Series H Preferred Stock to elect such additional two directors will cease (but subject always to the same provisions for the vesting of the special voting rights in the case of any similar non-payment of dividends in respect of future Dividend Periods). The terms of office of the Preferred Directors will immediately terminate and the number of directors constituting the Corporation's board of directors will be reduced accordingly. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series H Preferred Stock (together with holders of any other class of the Corporation's authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) when they have the voting rights described in this Section 7(c).

Section 8. Conversion. The holders of Series H Preferred Stock shall not have any rights to convert such Series H Preferred Stock into shares of any other class of capital stock of the Corporation.

Section 9. Rank. Notwithstanding anything set forth in the articles of incorporation or these Articles of Amendment to the contrary, the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation, without the vote of the holders of the Series H Preferred Stock, may authorize and issue additional shares of Junior Stock, Parity Stock or, subject to the voting rights granted in Section 7(b), any class of securities ranking senior to the Series H Preferred Stock as to dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 10. Repurchase. Subject to the limitations imposed herein, the Corporation may purchase and sell Series H Preferred Stock from time to time to such extent, in such manner, and upon such terms as the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may determine; *provided*, *however*, that the Corporation shall not use any of its funds for any such purchase when there are reasonable grounds to believe that the Corporation is, or by such purchase would be, rendered insolvent.

Section 11. Unissued or Reacquired Shares. Shares of Series H Preferred Stock not issued or which have been issued and converted, redeemed or otherwise purchased or acquired by the Corporation shall be restored to the status of authorized but unissued shares of preferred stock without designation as to series.

Section 12. No Sinking Fund. Shares of Series H Preferred Stock are not subject to the operation of a sinking fund.

3. The amendment to the articles of incorporation contained herein was duly adopted by the Board of Directors of the Corporation on February 23, 2016 and the Executive Committee of the Board of Directors of the Corporation on February 23, 2016.

4. The amendment to the articles of incorporation contained herein does not require shareholder approval pursuant to Section 55-6-02 of the North Carolina Business Corporation Act because it creates a new series of shares of a class that has no outstanding shares and does not affect a series of a class of shares in one or more of the ways described in Section 55-10-04 of the North Carolina Business Corporation Act.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, BB&T Corporation has caused these Articles of Amendment to be signed by Daryl N. Bible, its Senior Executive Vice President and Chief Financial Officer, this 4th day of March, 2016.

BB&T CORPORATION

By: /s/ Daryl N. Bible
Name: Daryl N. Bible
Title: Senior Executive Vice President and Chief Financial Officer

Signature Page to Articles of Amendment of BB&T Corporation (Series H Non-Cumulative Perpetual Preferred Stock)

EX-3.I 2 exhibit3i.htm

Exhibit 3(i)

BB&T CORPORATION

ARTICLES OF INCORPORATION

As Restated April 30, 2014

BB&T CORPORATION

Articles of Incorporation

(As restated effective April 30, 2014)

ARTICLE I

The name of the Corporation is BB&T Corporation.

ARTICLE II

The period of duration of the Corporation shall be unlimited and perpetual.

ARTICLE III

The purposes for which the Corporation is organized are:

(a) To act as a holding company; to operate, serve and conduct business as a holding company of one or more banks and other corporations; to acquire and own shares of stock or other interests in other businesses and corporations of any lawful character including without limitation, banks, insurance agencies, mortgage loan and servicing businesses, data processing businesses, factoring businesses, credit card businesses, farm and forestry management and agency businesses, and other financially related businesses; to furnish services of all types to and for such banks, corporations and businesses; and as shareholder or as owner of other interests in such banks, corporations and businesses, to exercise all rights, powers and privileges of ownership incident thereto.

(b) To itself operate insurance agencies; to make and acquire mortgage loans and render mortgage loan services; to render data processing services; to render factoring services; to operate consumer and small loan businesses and to make, acquire and service consumer and small loans; to organize, operate and manage mutual funds; to render travel services; to operate credit card businesses; to acquire, own and lease all types of equipment and property; to engage in farming and forestry; to render farm and forestry management and agency services and to engage in and operate all types of farming, agricultural and forestry businesses; to lend its own money; to act as agent or broker in procuring and making loans; and to render financial, management and business services of all types.

(c) To engage in, operate, conduct, perform or participate in every kind of financial, commercial, agricultural, mercantile, manufacturing, industrial, mining, transportation or other enterprise, business, work, contract, undertaking, venture, or operation.

(d) To carry on any other business to any extent and in any manner not prohibited by the laws of North Carolina, or, where the Corporation may seek to do business elsewhere, by local laws; and to engage in, operate and conduct any business which may be deemed adapted, directly or indirectly, to add to the profits of its principal businesses or to increase the value of its assets.

(e) To do all and everything necessary, suitable, expedient or proper for the accomplishment of any of the objects and purposes herein enumerated, or incidental to the powers herein named, or incidental to the protection or benefit of the Corporation, and, in general, to carry on any lawful business necessary or incidental to the attainment of the objects or purposes of the Corporation, or which may be conveniently carried on in connection with any of the business of the Corporation, with all the powers now or hereafter conferred by the laws of North Carolina upon corporations of like character.

ARTICLE IV

(a) The Corporation shall have the authority to issue 2,000,000,000 shares of Common Stock, par value $5.00 each, and 5,000,000 shares of Preferred Stock, par value $5.00 each. The designations of each class are as follows:

1. The first class is Common Stock in the amount of 2,000,000,000 shares, par value $5.00 each share.

2. The second class is Preferred Stock in the amount of 5,000,000 shares, par value $5.00 each share. The Preferred Stock may be issued from time to time in one or more series, and authority is expressly vested in the Board of Directors without action of shareholders to divide the Preferred Stock into series, to provide for the issuance thereof, and to fix and determine the relative rights, voting powers, preferences, limitations, and designations of the shares of any series so established. Authority is expressly vested in the Board of Directors, without limitation, to determine: (i) The number of shares to constitute such series and the distinctive designation thereof; (ii) The dividend rate, conditions and time of accrual and payment thereof, and the dividend preferences, if any, between the classes of stock and between the series of Preferred Stock; (iii) Whether dividends shall be cumulative and, if so, the date from which dividends on each such series shall accumulate; (iv) Whether, and to what extent, the holders of one or more series of Preferred Stock shall enjoy voting rights, if any, in addition to those prescribed by law; (v) Whether, and upon what terms, Preferred Stock will be convertible into or exchangeable for shares of any class or any other series of the same class; and (vi) Whether, and upon what terms, the Preferred Stock, will be redeemable, and the preference, if any, to which the Preferred Stock will be entitled in the event of voluntary liquidation, dissolution or winding up of the Corporation.

(b) **RESERVED**.

(c) **RESERVED**.

(d) **RESERVED**.

(e) Series D Non-Cumulative Perpetual Preferred Stock.

Section 1. **Designation**. The designation of the series of preferred stock shall be Series D Non-Cumulative Perpetual Preferred Stock (hereinafter referred to as the "Series D Preferred Stock"). Each share of Series D Preferred Stock shall be identical in all respects to every other share of Series D Preferred Stock. Series D Preferred Stock will rank equally with Parity Stock, if any, and will rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 2. **Number of Shares**. The number of authorized shares of Series D Preferred Stock shall be 23,000. Such number may from time to time be increased (but not in excess of the total number of authorized shares of preferred stock) or decreased (but not below the number of shares of Series D Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation and by the filing of articles pursuant to the provisions of the North Carolina Business Corporation Act stating that such increase or reduction, as the case may be, has been so authorized. The Corporation shall have the authority to issue fractional shares of Series D Preferred Stock.

Section 3. **Definitions**. As used herein with respect to Series D Preferred Stock:

"Appropriate Federal Banking Agency" means the "appropriate Federal banking agency" with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

"Business Day" means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York or Winston-Salem, North Carolina.

"Depositary Company" shall have the meaning set forth in Section 6(d) hereof.

"Dividend Payment Date" shall have the meaning set forth in Section 4(a) hereof.

"Dividend Period" shall have the meaning set forth in Section 4(a) hereof.

"DTC" means The Depository Trust Company, together with its successors and assigns.

"Junior Stock" means the Corporation's common stock and any other class or series of stock of the Corporation hereafter authorized over which Series D Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

"Parity Stock" means any other class or series of stock of the Corporation that ranks on parity with Series D Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

"Preferred Director" shall have the meaning set forth in Section 7(c)(i) hereof.

"Redemption Price" shall have the meaning set forth in Section 6(a) hereof.

"Regulatory Capital Treatment Event" means the Corporation's determination, in good faith, that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of Series D Preferred Stock, (ii) any proposed change in those laws or regulations that is announced after the initial issuance of any share of Series D Preferred Stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of Series D Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation value of the shares of Series D Preferred Stock then outstanding as "tier 1 capital" (or its equivalent) for purposes of the capital adequacy guidelines of the Appropriate Federal Banking Agency, as then in effect and applicable, for as long as any share of Series D Preferred Stock is outstanding.

"Series D Preferred Stock" shall have the meaning set forth in Section 1 hereof.

Section 4. Dividends.

(a) Rate. Holders of Series D Preferred Stock shall be entitled to receive, if, as and when declared by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation, but only out of assets legally available therefor, non-cumulative cash dividends on the liquidation preference of $25,000 per share of Series D Preferred Stock, and no more, payable quarterly in arrears on each March 1, June 1, September 1 or December 1; *provided*, *however*, if any such day is not a Business Day, then payment of any dividend otherwise payable on that date will be made on the next succeeding day that is a Business Day (without any interest or other payment in respect of such delay) (each such day on which dividends are payable a "Dividend Payment Date"). The period from and including the date of issuance of the Series D Preferred Stock or any Dividend Payment Date to but excluding the next Dividend Payment Date is a "Dividend Period." Dividends on each share of Series D Preferred Stock will accrue on the liquidation preference of $25,000 per share at a rate per annum equal to 5.85%. The record date for payment of dividends on the Series D Preferred Stock shall be the 15th calendar day before the applicable Dividend Payment Date, or such other record date, not exceeding 30 days before the applicable Dividend Payment Date, as shall be fixed by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation. The amount of dividends payable shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Notwithstanding any other provision hereof, dividends on the Series D Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause the Corporation to fail to comply with laws and regulations applicable thereto, including applicable capital adequacy guidelines.

(b) Non-Cumulative Dividends. Dividends on shares of Series D Preferred Stock shall be non-cumulative. To the extent that any dividends payable on the shares of Series D Preferred Stock on any Dividend Payment Date are not declared and paid, in full or otherwise, on such Dividend Payment Date, then such unpaid dividends shall not cumulate and shall not accrue or be payable for such Dividend Period, and the Corporation shall have no obligation to pay, and the holders of Series D Preferred Stock shall have no right to receive, dividends for such Dividend Period after the Dividend Payment Date for such Dividend Period or interest with respect to such dividends, whether or not dividends are declared for any subsequent Dividend Period with respect to Series D Preferred Stock, Parity Stock, Junior Stock or any other class or series of authorized preferred stock of the Corporation.

(c) Priority of Dividends. So long as any share of Series D Preferred Stock remains outstanding, (i) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Stock, other than a dividend payable solely in Junior Stock, (ii) no shares of Junior Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other

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shares of Junior Stock), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation and (iii) no shares of Parity Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation otherwise than pursuant to *pro rata* offers to purchase all, or a *pro rata* portion, of the Series D Preferred Stock and such Parity Stock except by conversion into or exchange for Junior Stock, in each case unless full dividends on all outstanding shares of Series D Preferred Stock for the then-current Dividend Period have been paid in full or declared and a sum sufficient for the payment thereof set aside. When dividends are not paid in full upon the shares of Series D Preferred Stock and any Parity Stock, all dividends declared upon shares of Series D Preferred Stock and any Parity Stock shall be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current Dividend Period per share on Series D Preferred Stock, and accrued dividends, including any accumulations, on Parity Stock, bear to each other. No interest will be payable in respect of any dividend payment on shares of Series D Preferred Stock that may be in arrears. If the Board of Directors of the Corporation determines not to pay any dividend or a full dividend on a Dividend Payment Date, the Corporation will provide, or cause to be provided, written notice to the holders of the Series D Preferred Stock prior to such date. Subject to the foregoing, and not otherwise, dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may be declared and paid on any Junior Stock from time to time out of any assets legally available therefor, and the shares of Series D Preferred Stock or Parity Stock shall not be entitled to participate in any such dividend.

Section 5. Liquidation Rights.

(a) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, holders of Series D Preferred Stock shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock and subject to the rights of the holders of any class or series of securities ranking senior to or on parity with Series D Preferred Stock upon liquidation and the rights of the Corporation’s depositors and other creditors, to receive in full a liquidating distribution in the amount of the liquidation preference of $25,000 per share, plus any authorized, declared and unpaid dividends, without accumulation of any undeclared dividends, to the date of liquidation. The holder of Series D Preferred Stock shall not be entitled to any further payments in the event of any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation other than what is expressly provided for in this Section 5.

(b) Partial Payment. If the assets of the Corporation are not sufficient to pay in full the liquidation preference plus any authorized, declared and unpaid dividends to all holders of Series D Preferred Stock and all holders of any Parity Stock, the amounts paid to the holders of Series D Preferred Stock and to the holders of all Parity Stock shall be *pro rata* in accordance with the respective aggregate liquidation preferences plus any authorized, declared and unpaid dividends of Series D Preferred Stock and all such Parity Stock.

(c) Residual Distributions. If the liquidation preference plus any authorized, declared and unpaid dividends has been paid in full to all holders of Series D Preferred Stock and all holders of any Parity Stock, the holders of Junior Stock shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation shall not be deemed a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, nor shall the merger, consolidation or any other business combination transaction of the Corporation into or with any other corporation or person or the merger, consolidation or any other business combination transaction of any other corporation or person into or with the Corporation be deemed to be a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation.

Section 6. Redemption.

(a) Optional Redemption. The Corporation, at the option of its Board of Directors or any duly authorized committee of the Board of Directors of the Corporation, may redeem in whole or in part the shares of Series D Preferred Stock at the time outstanding, on the Dividend Payment Date on May 1, 2017 or on any Dividend Payment Date thereafter, upon notice given as provided in Section 6(b) below. The redemption price for shares of Series D Preferred Stock shall be $25,000 per share plus dividends that have been declared but not paid (the "Redemption Price"). Notwithstanding the foregoing, within 90 days following the occurrence of a Regulatory Capital Treatment Event, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may provide notice of its intent to redeem, as provided in Subsection (b) below, all (but not less than all) of the shares of Series D Preferred Stock at the time outstanding at the Redemption Price applicable on such date of redemption.

(b) Notice of Redemption. Notice of every redemption of shares of Series D Preferred Stock shall be either (1) mailed by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on the stock register of the Corporation or (2) transmitted by such other method approved by the Depositary Company, in its reasonable discretion, to the holders of record of such shares to be redeemed. Such mailing or transmittal shall be at least 30 days and not more than 60 days before the date fixed for redemption. Notwithstanding the foregoing, if the Series D Preferred Stock is held in book-entry form through DTC, the Corporation may give such notice in any manner permitted by DTC. Any notice mailed or transmitted as provided in this Section 6(b) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail or other transmission, or any defect in such notice or in the mailing or transmittal thereof, to any holder of shares of Series D Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series D Preferred Stock. Each notice shall state (i) the redemption date; (ii) the number of shares of Series D Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed by such holder; (iii) the Redemption Price; (iv) the place or places where the certificates for such shares are to be surrendered for payment of the Redemption Price; and (v) that dividends on the shares to be redeemed will cease to accrue on the redemption date.

(c) Partial Redemption. In case of any redemption of only part of the shares of Series D Preferred Stock at the time outstanding, the shares of Series D Preferred Stock to be redeemed shall be selected either *pro rata* from the holders of record of Series D Preferred Stock in proportion to the number of Series D Preferred Stock held by such holders or by lot or in such other manner as the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may determine to be fair and equitable. Subject to the provisions of this Section 6, the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors shall have full power and authority to prescribe the terms and conditions upon which shares of Series D Preferred Stock shall be redeemed from time to time.

(d) Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other assets, in trust for the *pro rata* benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, or deposited by the Corporation with a bank or trust company selected by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors (the "Depositary Company") in trust for the *pro rata* benefit of the holders of the shares called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date all shares so called for redemption shall cease to be outstanding, all dividends with respect to such shares shall cease to accrue after such redemption date, and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company at any time after the redemption date from the funds so deposited, without interest. The Corporation shall be entitled to receive, from time to time, from the Depositary Company any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released or repaid to the Corporation, and in the event of such repayment to the Corporation, the holders of record of the shares so called for redemption shall be deemed to be unsecured creditors of the Corporation for an amount equivalent to the amount deposited as stated above for the redemption of such shares and so repaid to the Corporation, but shall in no event be entitled to any interest.

Section 7. Voting Rights. The holders of Series D Preferred Stock will have no voting rights and will not be entitled to elect any directors, except as expressly provided by law and except that:

(a) Supermajority Voting Rights—Amendments. Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66-2/3% of all of the shares of the Series D Preferred Stock at the time outstanding, voting separately as a class, shall be required to authorize any amendment of the articles of incorporation or of any articles amendatory thereof or supplemental thereto (including any articles of amendment or any similar document relating to any series of preferred stock) which will materially and adversely affect the powers, preferences, privileges or rights of the Series D Preferred Stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series D Preferred Stock or authorized preferred stock of the Corporation or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with and/or junior to the Series D Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon liquidation, dissolution or winding up of the Corporation will not be deemed to adversely affect the powers, preferences, privileges or rights of the Series D Preferred Stock.

(b) Supermajority Voting Rights—Priority. Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66-2/3% of all of the shares of the Series D Preferred Stock and all other Parity Stock, at the time outstanding, voting as a single class without regard to series, shall be required to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any additional class or series of stock ranking prior to the shares of the Series D Preferred Stock and all other Parity Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation.

(c) Special Voting Right.

(i) Voting Right. If and whenever dividends on the Series D Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series D Preferred Stock as to payment of dividends, and upon which voting rights equivalent to those granted by this Section 7(c) have been conferred and are exercisable, have not been paid in an aggregate amount equal, as to any class or series, to at least six quarterly Dividend Periods (whether consecutive or not), the number of directors constituting the Board of Directors of the Corporation shall be increased by two, and the holders of the Series D Preferred Stock (together with holders of any other class of the Corporation's authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist), shall have the right, voting separately as a single class without regard to series, to the exclusion of the holders of common stock, to elect two directors of the Corporation to fill such newly created directorships (and to fill any vacancies in the terms of such directorships), provided that the election of such directors must not cause the Corporation to violate the corporate governance requirements of the New York Stock Exchange (or other exchange on which the Corporation's securities may be listed) that listed companies must have a majority of independent directors and further provided that the Board of Directors of the Corporation shall at no time include more than two such directors. Each such director elected by the holders of shares of Series D Preferred Stock and any other class or series of preferred stock that ranks on parity with the Series D Preferred Stock as to payment of dividends is a "Preferred Director".

(ii) Election. The election of the Preferred Directors will take place at any annual meeting of shareholders or any special meeting of the holders of Series D Preferred Stock and any other class or series of the Corporation's stock that ranks on parity with Series D Preferred Stock as to payment of dividends and for which dividends have not been paid, called as provided herein. At any time after the special voting power has vested pursuant to Section 7(c)(i) above, the secretary of the Corporation may, and upon the written request of any holder of Series D Preferred Stock (addressed to the secretary at the Corporation's principal office) must (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of shareholders), call a special meeting of the holders of Series D Preferred Stock, and any other class or series of preferred stock that ranks on parity with Series D Preferred Stock as to payment of dividends and for which dividends have not been paid, for the election of the two directors to be elected by them as provided in Section 7(c)(iii) below. The Preferred Directors shall each be entitled to one vote per director on any matter.

(iii) Notice for Special Meeting. Notice for a special meeting will be given in a similar manner to that provided in the Corporation's by-laws for a special meeting of the shareholders. If the secretary of the Corporation does not call a special meeting within 20 days after receipt of any such request, then any holder of Series D Preferred Stock may (at the Corporation's expense) call such meeting, upon notice as provided in this Section 7(c)(iii), and for that purpose will have access to the stock register of the Corporation. The Preferred Directors elected at any such special meeting will hold office until the next annual meeting of the Corporation's shareholders unless they have been previously terminated or removed pursuant to Section 7(c)(iv). In case any vacancy in the office of a Preferred Director occurs (other than prior to the initial election of the Preferred Directors), the vacancy may be filled by the written consent of the Preferred Director remaining in office, or if none remains in office, by the vote of the holders of the Series D Preferred Stock (together with holders of any other class of the Corporation's authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) to serve until the next annual meeting of the shareholders.

(iv) Termination; Removal. Whenever full dividends have been paid regularly on the Series D Preferred Stock and any other class or series of preferred stock that ranks on parity with Series D Preferred Stock as to payment of dividends, if any, for at least four consecutive Dividend Periods, then the right of the holders of Series D Preferred Stock to elect such additional two directors will cease (but subject always to the same provisions for the vesting of the special voting rights in the case of any similar non-payment of dividends in respect of future Dividend Periods). The terms of office of the Preferred Directors will immediately terminate and the number of directors constituting the Corporation's board of directors will be reduced accordingly. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series D Preferred Stock (together with holders of any other class of the Corporation's authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) when they have the voting rights described in this Section 7(c).

Section 8. Conversion. The holders of Series D Preferred Stock shall not have any rights to convert such Series D Preferred Stock into shares of any other class of capital stock of the Corporation.

Section 9. Rank. Notwithstanding anything set forth in the articles of incorporation or these Articles of Amendment to the contrary, the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation, without the vote of the holders of the Series D Preferred Stock, may authorize and issue additional shares of Junior Stock, Parity Stock or, subject to the voting rights granted in Section 7(b), any class of securities ranking senior to the Series D Preferred Stock as to dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 10. Repurchase. Subject to the limitations imposed herein, the Corporation may purchase and sell Series D Preferred Stock from time to time to such extent, in such manner, and upon such terms as the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may determine; *provided*, *however,* that the Corporation shall not use any of its funds for any such purchase when there are reasonable grounds to believe that the Corporation is, or by such purchase would be, rendered insolvent.

Section 11. Unissued or Reacquired Shares. Shares of Series D Preferred Stock not issued or which have been issued and converted, redeemed or otherwise purchased or acquired by the Corporation shall be restored to the status of authorized but unissued shares of preferred stock without designation as to series.

Section 12. No Sinking Fund. Shares of Series D Preferred Stock are not subject to the operation of a sinking fund.

(f) Series E Non-Cumulative Perpetual Preferred Stock.

Section 1. Designation. The designation of the series of preferred stock shall be Series E Non-Cumulative Perpetual Preferred Stock (hereinafter referred to as the "Series E Preferred Stock"). Each share of Series E Preferred Stock shall be identical in all respects to every other share of Series E Preferred Stock. Series E Preferred Stock will rank equally with Parity Stock, if any, and will rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 2. Number of Shares. The number of authorized shares of Series E Preferred Stock shall be 46,000. Such number may from time to time be increased (but not in excess of the total number of authorized shares of preferred stock) or decreased (but not below the number of shares of Series E Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation and by the filing of articles pursuant to the provisions of the North Carolina Business Corporation Act stating that such increase or reduction, as the case may be, has been so authorized. The Corporation shall have the authority to issue fractional shares of Series E Preferred Stock.

Section 3. Definitions. As used herein with respect to Series E Preferred Stock:

"Appropriate Federal Banking Agency" means the "appropriate Federal banking agency" with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

"Business Day" means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York or Winston-Salem, North Carolina.

"Depositary Company" shall have the meaning set forth in Section 6(d) hereof.

"Dividend Payment Date" shall have the meaning set forth in Section 4(a) hereof.

"Dividend Period" shall have the meaning set forth in Section 4(a) hereof.

"DTC" means The Depository Trust Company, together with its successors and assigns.

"Junior Stock" means the Corporation's common stock and any other class or series of stock of the Corporation hereafter authorized over which Series E Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

"Parity Stock" means any other class or series of stock of the Corporation that ranks on parity with Series E Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation and includes, without limitation, the Series D Preferred Stock for so long as (i) any Series D Preferred Stock is outstanding and (ii) the terms of the Series D Preferred Stock have not been amended to provide otherwise subsequent to the effective date of the Articles of Amendment that initially established the Series E Preferred Stock.

"Preferred Director" shall have the meaning set forth in Section 7(c)(i) hereof.

"Redemption Price" shall have the meaning set forth in Section 6(a) hereof.

"Regulatory Capital Treatment Event" means the Corporation's determination, in good faith, that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of Series E Preferred Stock, (ii) any proposed change in those laws or regulations that is announced after the initial issuance of any share of Series E Preferred Stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of Series E Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation value of the shares of Series E Preferred Stock then outstanding as "tier 1 capital" (or its equivalent) for purposes of the capital adequacy guidelines of the Appropriate Federal Banking Agency, as then in effect and applicable, for as long as any share of Series E Preferred Stock is outstanding.

"Series E Preferred Stock" shall have the meaning set forth in Section 1 hereof.

Section 4. Dividends.

(a) Rate. Holders of Series E Preferred Stock shall be entitled to receive, if, as and when declared by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation, but only out of assets legally available therefor, non-cumulative cash dividends on the liquidation preference of $25,000 per share of Series E Preferred Stock, and no more, payable quarterly in arrears on each March 1, June 1, September 1 or December 1; *provided*, *however*, if any such day is not a Business Day, then payment of any dividend otherwise payable on that date will be made on the next succeeding day that is a Business Day (without any interest or other payment in respect of such delay) (each such day on which dividends are payable a "Dividend Payment Date"). The period from and including the date of issuance of the Series E Preferred Stock or any Dividend Payment Date to but excluding the next Dividend Payment Date is a "Dividend Period." Dividends on each share of Series E Preferred Stock will accrue on the liquidation preference of $25,000 per share at a rate per annum equal to 5.625%. The record date for payment of dividends on the Series E Preferred Stock shall be the 15th calendar day before the applicable Dividend Payment Date, or such other record date, not exceeding 30 days before the applicable Dividend Payment Date, as shall be fixed by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation. The amount of dividends payable shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Notwithstanding any other provision hereof, dividends on the Series E Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause the Corporation to fail to comply with laws and regulations applicable thereto, including applicable capital adequacy guidelines.

(b) Non-Cumulative Dividends. Dividends on shares of Series E Preferred Stock shall be non-cumulative. To the extent that any dividends payable on the shares of Series E Preferred Stock on any Dividend Payment Date are not declared and paid, in full or otherwise, on such Dividend Payment Date, then such unpaid dividends shall not cumulate and shall not accrue or be payable for such Dividend Period and the Corporation shall have no obligation to pay, and the holders of Series E Preferred Stock shall have no right to receive, dividends for such Dividend Period after the Dividend Payment Date for such Dividend Period or interest with respect to such dividends, whether or not dividends are declared for any subsequent Dividend Period with respect to Series E Preferred Stock, Parity Stock, Junior Stock or any other class or series of authorized preferred stock of the Corporation.

(c) Priority of Dividends. So long as any share of Series E Preferred Stock remains outstanding, (i) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Stock, other than a dividend payable solely in Junior Stock, (ii) no shares of Junior Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation and (iii) no shares of Parity Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation otherwise than pursuant to *pro rata* offers to purchase all, or a *pro rata* portion, of the Series E Preferred Stock and such Parity Stock except by conversion into or exchange for Junior Stock, in each case unless full dividends on all outstanding shares of Series E Preferred Stock for the then-current Dividend Period have been paid in full or declared and a sum sufficient for the payment thereof set aside. When dividends are not paid in full upon the shares of Series E Preferred Stock and any Parity Stock, all dividends declared upon shares of Series E Preferred Stock and any Parity Stock shall be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current Dividend Period per share on Series E Preferred Stock, and accrued dividends, including any accumulations, on Parity Stock, bear to each other. No interest will be payable in respect of any dividend payment on shares of Series E Preferred Stock that may be in arrears. If the Board of Directors of the Corporation determines not to pay any dividend or a full dividend on a Dividend Payment Date, the Corporation will provide, or cause to be provided, written notice to the holders of the Series E Preferred Stock prior to such date. Subject to the foregoing, and not otherwise, dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may be declared and paid on any Junior Stock from time to time out of any assets legally available therefor, and the shares of Series E Preferred Stock or Parity Stock shall not be entitled to participate in any such dividend.

Section 5. Liquidation Rights.

(a) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, holders of Series E Preferred Stock shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock and subject to the rights of the holders of any class or series of securities ranking senior to or on parity with Series E Preferred Stock upon liquidation and the rights of the Corporation's depositors and other creditors, to receive in full a liquidating distribution in the amount of the liquidation preference of $25,000 per share, plus any authorized, declared and unpaid dividends, without accumulation of any undeclared dividends, to the date of liquidation. The holder of Series E Preferred Stock shall not be entitled to any further payments in the event of any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation other than what is expressly provided for in this Section 5.

(b) Partial Payment. If the assets of the Corporation are not sufficient to pay in full the liquidation preference plus any authorized, declared and unpaid dividends to all holders of Series E Preferred Stock and all holders of any Parity Stock, the amounts paid to the holders of Series E Preferred Stock and to the holders of all Parity Stock shall be *pro rata* in accordance with the respective aggregate liquidation preferences plus any authorized, declared and unpaid dividends of Series E Preferred Stock and all such Parity Stock.

(c) Residual Distributions. If the liquidation preference plus any authorized, declared and unpaid dividends has been paid in full to all holders of Series E Preferred Stock and all holders of any Parity Stock, the holders of Junior Stock shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation shall not be deemed a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, nor shall the merger, consolidation or any other business combination transaction of the Corporation into or with any other corporation or person or the merger, consolidation or any other business combination transaction of any other corporation or person into or with the Corporation be deemed to be a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation.

Section 6. Redemption.

(a) Optional Redemption. The Corporation, at the option of its Board of Directors or any duly authorized committee of the Board of Directors of the Corporation, may redeem in whole or in part the shares of Series E Preferred Stock at the time outstanding, on August 1, 2017 or on any Dividend Payment Date thereafter, upon notice given as provided in

Section 6(b) below. The redemption price for shares of Series E Preferred Stock shall be $25,000 per share plus dividends that have been declared but not paid (the "Redemption Price"). Notwithstanding the foregoing, within 90 days following the occurrence of a Regulatory Capital Treatment Event, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may provide notice of intent to redeem, as provided in Section (b) below, all (but not less than all) of the shares of Series E Preferred Stock at the time outstanding at the Redemption Price applicable on such date of redemption.

(b) Notice of Redemption. Notice of every redemption of shares of Series E Preferred Stock shall be either (1) mailed by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on the stock register of the Corporation or (2) transmitted by such other method approved by the Depositary Company, in its reasonable discretion, to the holders of record of such shares to be redeemed. Such mailing or transmittal shall be at least 30 days and not more than 60 days before the date fixed for redemption. Notwithstanding the foregoing, if the Series E Preferred Stock is held in book-entry form through DTC, the Corporation may give such notice in any manner permitted by DTC. Any notice mailed or transmitted as provided in this Section 6(b) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail or other transmission, or any defect in such notice or in the mailing or transmittal thereof, to any holder of shares of Series E Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series E Preferred Stock. Each notice shall state (i) the redemption date; (ii) the number of shares of Series E Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed by such holder; (iii) the Redemption Price; (iv) the place or places where the certificates for such shares are to be surrendered for payment of the Redemption Price; and (v) that dividends on the shares to be redeemed will cease to accrue on the redemption date.

(c) Partial Redemption. In case of any redemption of only part of the shares of Series E Preferred Stock at the time outstanding, the shares of Series E Preferred Stock to be redeemed shall be selected either *pro rata* from the holders of record of Series E Preferred Stock in proportion to the number of Series E Preferred Stock held by such holders or by lot or in such other manner as the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may determine to be fair and equitable. Subject to the provisions of this Section 6, the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors shall have full power and authority to prescribe the terms and conditions upon which shares of Series E Preferred Stock shall be redeemed from time to time.

(d) Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other assets, in trust for the *pro rata* benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, or deposited by the Corporation with a bank or trust company selected by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors (the "Depositary Company") in trust for the *pro rata* benefit of the holders of the shares called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date all shares so called for redemption shall cease to be outstanding, all dividends with respect to such shares shall cease to accrue after such redemption date, and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company at any time after the redemption date from the funds so deposited, without interest. The Corporation shall be entitled to receive, from time to time, from the Depositary Company any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released or repaid to the Corporation, and in the event of such repayment to the Corporation, the holders of record of the shares so called for redemption shall be deemed to be unsecured creditors of the Corporation for an amount equivalent to the amount deposited as stated above for the redemption of such shares and so repaid to the Corporation, but shall in no event be entitled to any interest.

Section 7. Voting Rights. The holders of Series E Preferred Stock will have no voting rights and will not be entitled to elect any directors, except as expressly provided by law and except that:

(a) Supermajority Voting Rights—Amendments. Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66-2/3% of all of the shares of the Series E Preferred Stock at the time outstanding, voting separately as a class, shall be required to authorize any amendment of the articles of incorporation or of any articles amendatory thereof or supplemental thereto (including any articles of amendment or any similar document relating to any series of preferred stock) which will materially and adversely affect the powers, preferences, privileges or rights of the Series E Preferred Stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series E Preferred Stock or authorized preferred stock of the Corporation or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with and/or junior to the Series E Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon liquidation, dissolution or winding up of the Corporation will not be deemed to adversely affect the powers, preferences, privileges or rights of the Series E Preferred Stock.

(b) Supermajority Voting Rights—Priority. Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66-2/3% of all of the shares of the Series E Preferred Stock and all other Parity Stock, at the time outstanding, voting as a single class without regard to series, shall be required to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any additional class or series of stock ranking prior to the shares of the Series E Preferred Stock and all other Parity Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation.

(c) Special Voting Right.

(i) Voting Right. If and whenever dividends on the Series E Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series E Preferred Stock as to payment of dividends, and upon which voting rights equivalent to those granted by this Section 7(c) have been conferred and are exercisable, have not been paid in an aggregate amount equal, as to any class or series, to at least six quarterly Dividend Periods (whether consecutive or not), the number of directors constituting the Board of Directors of the Corporation shall be increased by two, and the holders of the Series E Preferred Stock (together with holders of any other class of the Corporation's authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist), shall have the right, voting separately as a single class without regard to series, to the exclusion of the holders of common stock, to elect two directors of the Corporation to fill such newly created directorships (and to fill any vacancies in the terms of such directorships), provided that the Board of Directors of the Corporation shall at no time include more than two such directors. Each such director elected by the holders of shares of Series E Preferred Stock and any other class or series of preferred stock that ranks on parity with the Series E Preferred Stock as to payment of dividends is a "Preferred Director".

(ii) Election. The election of the Preferred Directors will take place at any annual meeting of shareholders or any special meeting of the holders of Series E Preferred Stock and any other class or series of the Corporation's stock that ranks on parity with Series E Preferred Stock as to payment of dividends and for which dividends have not been paid, called as provided herein. At any time after the special voting power has vested pursuant to Section 7(c)(i) above, the secretary of the Corporation may, and upon the written request of any holder of Series E Preferred Stock (addressed to the secretary at the Corporation's principal office) must (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of shareholders), call a special meeting of the holders of Series E Preferred Stock, and any other class or series of preferred stock that ranks on parity with Series E Preferred Stock as to payment of dividends and for which dividends have not been paid, for the election of the two directors to be elected by them as provided in Section 7(c)(iii) below. The Preferred Directors shall each be entitled to one vote per director on any matter.

(iii) Notice for Special Meeting. Notice for a special meeting will be given in a similar manner to that provided in the Corporation's by-laws for a special meeting of the shareholders. If the secretary of the Corporation does not call a special meeting within 20 days after receipt of any such request, then any holder of Series E Preferred Stock may (at the Corporation's expense) call such meeting, upon notice as provided in this Section 7(c)(iii), and for that purpose will have access to the stock register of the Corporation. The Preferred Directors elected at any such special meeting will hold office until the next annual meeting of the Corporation's shareholders unless they have been previously terminated or removed pursuant to Section 7(c)(iv). In case any vacancy in the office of a Preferred Director occurs (other than prior to the initial election of the Preferred Directors), the vacancy may be filled by the written consent of the Preferred Director remaining in office, or if none remains in office, by the vote of the holders of the Series E Preferred Stock (together with holders of any other class of the Corporation's authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) to serve until the next annual meeting of the shareholders.

(iv) Termination; Removal. Whenever full dividends have been paid regularly on the Series E Preferred Stock and any other class or series of preferred stock that ranks on parity with Series E Preferred Stock as to payment of dividends, if any, for at least four consecutive Dividend Periods, then the right of the holders of Series E Preferred Stock to elect such additional two directors will cease (but subject always to the same provisions for the vesting of the special voting rights in the case of any similar non-payment of dividends in respect of future Dividend Periods). The terms of office of the Preferred Directors will immediately terminate and the number of directors constituting the Corporation's board of directors will be reduced accordingly. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series E Preferred Stock (together with holders of any other class of the Corporation's authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) when they have the voting rights described in this Section 7(c).

Section 8. Conversion. The holders of Series E Preferred Stock shall not have any rights to convert such Series E Preferred Stock into shares of any other class of capital stock of the Corporation.

Section 9. Rank. Notwithstanding anything set forth in the articles of incorporation or these Articles of Amendment to the contrary, the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation, without the vote of the holders of the Series E Preferred Stock, may authorize and issue additional shares of Junior Stock, Parity Stock or, subject to the voting rights granted in Section 7(b), any class of securities ranking senior to the Series E Preferred Stock as to dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 10. Repurchase. Subject to the limitations imposed herein, the Corporation may purchase and sell Series E Preferred Stock from time to time to such extent, in such manner, and upon such terms as the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may determine; *provided*, *however*, that the Corporation shall not use any of its funds for any such purchase when there are reasonable grounds to believe that the Corporation is, or by such purchase would be, rendered insolvent.

Section 11. Unissued or Reacquired Shares. Shares of Series E Preferred Stock not issued or which have been issued and converted, redeemed or otherwise purchased or acquired by the Corporation shall be restored to the status of authorized but unissued shares of preferred stock without designation as to series.

Section 12. No Sinking Fund. Shares of Series E Preferred Stock are not subject to the operation of a sinking fund.

(g) Series F Non-Cumulative Perpetual Preferred Stock.

Section 1. Designation. The designation of the series of preferred stock shall be Series F Non-Cumulative Perpetual Preferred Stock (hereinafter referred to as the "Series F Preferred Stock"). Each share of Series F Preferred Stock shall be identical in all respects to every other share of Series F Preferred Stock. Series F Preferred Stock will rank equally with Parity Stock, if any, and will rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 2. Number of Shares. The number of authorized shares of Series F Preferred Stock shall be 20,000. Such number may from time to time be increased (but not in excess of the total number of authorized shares of preferred stock) or decreased (but not below the number of shares of Series F Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation and by the filing of articles pursuant to the provisions of the North Carolina Business Corporation Act stating that such increase or reduction, as the case may be, has been so authorized. The Corporation shall have the authority to issue fractional shares of Series F Preferred Stock.

Section 3. Definitions. As used herein with respect to Series F Preferred Stock:

"Appropriate Federal Banking Agency" means the "appropriate Federal banking agency" with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

"Business Day" means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York or Winston-Salem, North Carolina.

"Depositary Company" shall have the meaning set forth in Section 6(d) hereof.

"Dividend Payment Date" shall have the meaning set forth in Section 4(a) hereof.

"Dividend Period" shall have the meaning set forth in Section 4(a) hereof.

"DTC" means The Depository Trust Company, together with its successors and assigns.

"Junior Stock" means the Corporation's common stock and any other class or series of stock of the Corporation hereafter authorized over which Series F Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

"Parity Stock" means any other class or series of stock of the Corporation that ranks on parity with Series F Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation and includes, without limitation, the Series D Non-Cumulative Perpetual Preferred Stock and Series E Non-Cumulative Perpetual Preferred Stock for so long as (i) any Series D Non-Cumulative Perpetual Preferred Stock and Series E Non-Cumulative Perpetual Preferred Stock is outstanding and (ii) the terms of the Series D Non-Cumulative Perpetual Preferred Stock and Series E Non-Cumulative Perpetual Preferred Stock have not been amended to provide otherwise subsequent to the effective date of the Articles of Amendment that initially established the Series F Preferred Stock.

"Preferred Director" shall have the meaning set forth in Section 7(c)(i) hereof.

"Redemption Price" shall have the meaning set forth in Section 6(a) hereof.

"Regulatory Capital Treatment Event" means the Corporation's determination, in good faith, that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of Series F Preferred Stock, (ii) any proposed change in those laws or regulations that is announced after the initial issuance of any share of Series F Preferred Stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of Series F Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation value of the shares of Series F Preferred Stock then outstanding as "tier 1 capital" (or its equivalent) for purposes of the capital adequacy guidelines of the Appropriate Federal Banking Agency, as then in effect and applicable, for as long as any share of Series F Preferred Stock is outstanding.

"Series F Preferred Stock" shall have the meaning set forth in Section 1 hereof.

Section 4. Dividends.

(a) Rate. Holders of Series F Preferred Stock shall be entitled to receive, if, as and when declared by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation, but only out of assets legally available therefor, non-cumulative cash dividends on the liquidation preference of $25,000 per share of Series F Preferred Stock, and no more, payable quarterly in arrears on each March 1, June 1, September 1 or December 1; *provided*, *however*, if any such day is not a Business Day, then payment of any dividend otherwise payable on that date will be made on the next succeeding day that is a Business Day (without any interest or other payment in respect of such delay) (each such day on which dividends are payable a "Dividend Payment Date"). The period from and including the date of issuance of the Series F Preferred Stock or any Dividend Payment Date to but excluding the next Dividend Payment Date is a "Dividend Period." Dividends on each share of Series F Preferred Stock will accrue on the liquidation preference of $25,000 per share at a rate *per annum* equal to 5.200%. The record date for payment of dividends on the Series F Preferred Stock shall be the 15th calendar day before the applicable Dividend Payment Date, or such other record date, not exceeding 30 days before the applicable Dividend Payment Date, as shall be fixed by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation. The amount of dividends payable shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Notwithstanding any other provision hereof, dividends on the Series F Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause the Corporation to fail to comply with laws and regulations applicable thereto, including applicable capital adequacy guidelines.

(b) Non-Cumulative Dividends. Dividends on shares of Series F Preferred Stock shall be non-cumulative. To the extent that any dividends payable on the shares of Series F Preferred Stock on any Dividend Payment Date are not declared and paid, in full or otherwise, on such Dividend Payment Date, then such unpaid dividends shall not cumulate and shall not accrue or be payable for such Dividend Period and the Corporation shall have no obligation to pay, and the holders of Series F Preferred Stock shall have no right to receive, dividends for such Dividend Period after the Dividend Payment Date for such Dividend Period or interest with respect to such dividends, whether or not dividends are declared for any subsequent Dividend

Period with respect to Series F Preferred Stock, Parity Stock, Junior Stock or any other class or series of authorized preferred stock of the Corporation.

(c) Priority of Dividends. So long as any share of Series F Preferred Stock remains outstanding, (i) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Stock, other than a dividend payable solely in Junior Stock, (ii) no shares of Junior Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation and (iii) no shares of Parity Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation otherwise than pursuant to *pro rata* offers to purchase all, or a *pro rata* portion, of the Series F Preferred Stock and such Parity Stock except by conversion into or exchange for Junior Stock, in each case unless full dividends on all outstanding shares of Series F Preferred Stock for the then-current Dividend Period have been paid in full or declared and a sum sufficient for the payment thereof set aside. When dividends are not paid in full upon the shares of Series F Preferred Stock and any Parity Stock, all dividends declared upon shares of Series F Preferred Stock and any Parity Stock shall be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current Dividend Period per share on Series F Preferred Stock, and accrued dividends, including any accumulations, on Parity Stock, bear to each other. No interest will be payable in respect of any dividend payment on shares of Series F Preferred Stock that may be in arrears. If the Board of Directors of the Corporation determines not to pay any dividend or a full dividend on a Dividend Payment Date, the Corporation will provide, or cause to be provided, written notice to the holders of the Series F Preferred Stock prior to such date. Subject to the foregoing, and not otherwise, dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may be declared and paid on any Junior Stock from time to time out of any assets legally available therefor, and the shares of Series F Preferred Stock or Parity Stock shall not be entitled to participate in any such dividend.

Section 5. Liquidation Rights.

(a) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, holders of Series F Preferred Stock shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock and subject to the rights of the holders of any class or series of securities ranking senior to or on parity with Series F Preferred Stock upon liquidation and the rights of the Corporation's depositors and other creditors, to receive in full a liquidating distribution in the amount of the liquidation preference of $25,000 per share, plus any authorized, declared and unpaid dividends, without accumulation of any undeclared dividends, to the date of liquidation. The holder of Series F Preferred Stock shall not be entitled to any further payments in the event of any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation other than what is expressly provided for in this Section 5.

(b) Partial Payment. If the assets of the Corporation are not sufficient to pay in full the liquidation preference plus any authorized, declared and unpaid dividends to all holders of Series F Preferred Stock and all holders of any Parity Stock, the amounts paid to the holders of Series F Preferred Stock and to the holders of all Parity Stock shall be *pro rata* in accordance with the respective aggregate liquidation preferences plus any authorized, declared and unpaid dividends of Series F Preferred Stock and all such Parity Stock.

(c) Residual Distributions. If the liquidation preference plus any authorized, declared and unpaid dividends has been paid in full to all holders of Series F Preferred Stock and all holders of any Parity Stock, the holders of Junior Stock shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation shall not be deemed a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, nor shall the merger, consolidation or any other business combination transaction of the Corporation into or with any other corporation or person or the merger, consolidation or any other business combination transaction of any other corporation or person into or with the Corporation be deemed to be a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation.

Section 6. Redemption.

(a) Optional Redemption. The Corporation, at the option of its Board of Directors or any duly authorized committee of the Board of Directors of the Corporation, may redeem in whole or in part the shares of Series F Preferred Stock at the time outstanding, on November 1, 2017 or on any Dividend Payment Date thereafter, upon notice given as provided in Section 6(b) below. The redemption price for shares of Series F Preferred Stock shall be $25,000 per share plus dividends that have been declared but not paid (the "Redemption Price"). Notwithstanding the foregoing, within 90 days following the occurrence of a Regulatory Capital Treatment Event, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may provide notice of intent to redeem, as provided in Section (b) below, all (but not less than all) of the shares of Series F Preferred Stock at the time outstanding at the Redemption Price applicable on such date of redemption.

(b) Notice of Redemption. Notice of every redemption of shares of Series F Preferred Stock shall be either (1) mailed by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on the stock register of the Corporation or (2) transmitted by such other method approved by the Depositary Company, in its reasonable discretion, to the holders of record of such shares to be redeemed. Such mailing or transmittal shall be at least 30 days and not more than 60 days before the date fixed for redemption. Notwithstanding the foregoing, if the Series F Preferred Stock is held in book-entry form through DTC, the Corporation may give such notice in any manner permitted by DTC. Any notice mailed or transmitted as provided in this Section 6(b) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail or other transmission, or any defect in such notice or in the mailing or transmittal thereof, to any holder of shares of Series F Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series F Preferred Stock. Each notice shall state (i) the redemption date; (ii) the number of shares of Series F Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed by such holder; (iii) the Redemption Price; (iv) the place or places where the certificates for such shares are to be surrendered for payment of the Redemption Price; and (v) that dividends on the shares to be redeemed will cease to accrue on the redemption date.

(c) Partial Redemption. In case of any redemption of only part of the shares of Series F Preferred Stock at the time outstanding, the shares of Series F Preferred Stock to be redeemed shall be selected either *pro rata* from the holders of record of Series F Preferred Stock in proportion to the number of Series F Preferred Stock held by such holders or by lot or in such other manner as the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may determine to be fair and equitable. Subject to the provisions of this Section 6, the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors shall have full power and authority to prescribe the terms and conditions upon which shares of Series F Preferred Stock shall be redeemed from time to time.

(d) Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other assets, in trust for the *pro rata* benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, or deposited by the Corporation with a bank or trust company selected by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors (the "Depositary Company") in trust for the *pro rata* benefit of the holders of the shares called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date all shares so called for redemption shall cease to be outstanding, all dividends with respect to such shares shall cease to accrue after such redemption date, and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company at any time after the redemption date from the funds so deposited, without interest. The Corporation shall be entitled to receive, from time to time, from the Depositary Company any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released or repaid to the Corporation, and in the event of such repayment to the Corporation, the holders of record of the shares so called for redemption shall be deemed to be unsecured creditors of the Corporation for an amount equivalent to the amount deposited as stated above for the redemption of such shares and so repaid to the Corporation, but shall in no event be entitled to any interest.

Section 7. Voting Rights. The holders of Series F Preferred Stock will have no voting rights and will not be entitled to elect any directors, except as expressly provided by law and except that:

(a) Supermajority Voting Rights—Amendments. Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66-2/3% of all of the shares of the Series F Preferred Stock at the time outstanding, voting separately as a class, shall be required to authorize any amendment of the articles of incorporation or of any articles amendatory thereof or supplemental thereto (including any articles of amendment or any similar document relating to any series of preferred stock) which will materially and adversely affect the powers, preferences, privileges or rights of the Series F Preferred Stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series F Preferred Stock or authorized preferred stock of the Corporation or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with and/or junior to the Series F Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon liquidation, dissolution or winding up of the Corporation will not be deemed to adversely affect the powers, preferences, privileges or rights of the Series F Preferred Stock.

(b) Supermajority Voting Rights—Priority. Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66-2/3% of all of the shares of the Series F Preferred Stock and all other Parity Stock, at the time outstanding, voting as a single class without regard to series, shall be required to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any additional class or series of stock ranking prior to the shares of the Series F Preferred Stock and all other Parity Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation.

(c) Special Voting Right.

(i) Voting Right. If and whenever dividends on the Series F Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series F Preferred Stock as to payment of dividends, and upon which voting rights equivalent to those granted by this Section 7(c) have been conferred and are exercisable, have not been paid in an aggregate amount equal, as to any class or series, to at least six quarterly Dividend Periods (whether consecutive or not), the number of directors constituting the Board of Directors of the Corporation shall be increased by two, and the holders of the Series F Preferred Stock (together with holders of any other class of the Corporation's authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist), shall have the right, voting separately as a single class without regard to series, to the exclusion of the holders of common stock, to elect two directors of the Corporation to fill such newly created directorships (and to fill any vacancies in the terms of such directorships), provided that the Board of Directors of the Corporation shall at no time include more than two such directors. Each such director elected by the holders of shares of Series F Preferred Stock and any other class or series of preferred stock that ranks on parity with the Series F Preferred Stock as to payment of dividends is a "Preferred Director".

(ii) Election. The election of the Preferred Directors will take place at any annual meeting of shareholders or any special meeting of the holders of Series F Preferred Stock and any other class or series of the Corporation's stock that ranks on parity with Series F Preferred Stock as to payment of dividends and for which dividends have not been paid, called as provided herein. At any time after the special voting power has vested pursuant to Section 7(c)(i) above, the secretary of the Corporation may, and upon the written request of any holder of Series F Preferred Stock (addressed to the secretary at the Corporation's principal office) must (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of shareholders), call a special meeting of the holders of Series F Preferred Stock, and any other class or series of preferred stock that ranks on parity with Series F Preferred Stock as to payment of dividends and for which dividends have not been paid, for the election of the two directors to be elected by them as provided in Section 7(c)(iii) below. The Preferred Directors shall each be entitled to one vote per director on any matter.

(iii) Notice for Special Meeting. Notice for a special meeting will be given in a similar manner to that provided in the Corporation's by-laws for a special meeting of the shareholders. If the secretary of the Corporation does not call a special meeting within 20 days after receipt of any such request, then any holder of Series F Preferred Stock may (at the Corporation's expense) call such meeting, upon notice as provided in this Section 7(c)(iii), and for that purpose will have access to the stock register of the Corporation. The Preferred Directors elected at any such special meeting will hold office until the next annual meeting of the Corporation's shareholders unless they have been previously terminated or removed pursuant to Section 7(c)(iv). In case any vacancy in the office of a Preferred Director occurs (other than prior to the initial election of the Preferred Directors), the vacancy may be filled by the written consent of the Preferred Director remaining in office, or if none remains in office, by the vote of the holders of the Series F Preferred Stock (together with holders of any other class of the Corporation's authorized preferred stock having equivalent voting rights**,** whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) to serve until the next annual meeting of the shareholders.

(iv) Termination; Removal. Whenever full dividends have been paid regularly on the Series F Preferred Stock and any other class or series of preferred stock that ranks on parity with Series F Preferred Stock as to payment of dividends, if any, for at least four consecutive Dividend Periods, then the right of the holders of Series F Preferred Stock to elect such additional two directors will cease (but subject always to the same provisions for the vesting of the special voting rights in the case of any similar non-payment of dividends in respect of future Dividend Periods). The terms of office of the Preferred Directors will immediately terminate and the number of directors constituting the Corporation's board of directors will be reduced accordingly. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series F Preferred Stock (together with holders of any other class of the Corporation's authorized preferred stock having equivalent voting rights**,** whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) when they have the voting rights described in this Section 7(c).

Section 8. Conversion. The holders of Series F Preferred Stock shall not have any rights to convert such Series F Preferred Stock into shares of any other class of capital stock of the Corporation.

Section 9. Rank. Notwithstanding anything set forth in the articles of incorporation or these Articles of Amendment to the contrary, the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation, without the vote of the holders of the Series F Preferred Stock, may authorize and issue additional shares of Junior Stock, Parity Stock or, subject to the voting rights granted in Section 7(b), any class of securities ranking senior to the Series F Preferred Stock as to dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 10. Repurchase. Subject to the limitations imposed herein, the Corporation may purchase and sell Series F Preferred Stock from time to time to such extent, in such manner, and upon such terms as the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may determine; *provided*, *however*, that the Corporation shall not use any of its funds for any such purchase when there are reasonable grounds to believe that the Corporation is, or by such purchase would be, rendered insolvent.

Section 11. Unissued or Reacquired Shares. Shares of Series F Preferred Stock not issued or which have been issued and converted, redeemed or otherwise purchased or acquired by the Corporation shall be restored to the status of authorized but unissued shares of preferred stock without designation as to series.

Section 12. No Sinking Fund. Shares of Series F Preferred Stock are not subject to the operation of a sinking fund.

(h) Series G Non-Cumulative Perpetual Preferred Stock.

Section 1. Designation. The designation of the series of preferred stock shall be Series G Non-Cumulative Perpetual Preferred Stock (hereinafter referred to as the "Series G Preferred Stock"). Each share of Series G Preferred Stock shall be identical in all respects to every other share of Series G Preferred Stock. Series G Preferred Stock will rank equally with Parity Stock, if any, and will rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 2. Number of Shares. The number of authorized shares of Series G Preferred Stock shall be 20,000. Such number may from time to time be increased (but not in excess of the total number of authorized shares of preferred stock) or decreased (but not below the number of shares of Series G Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation and by the filing of articles pursuant to the provisions of the North Carolina Business Corporation Act stating that such increase or reduction, as the case may be, has been so authorized. The Corporation shall have the authority to issue fractional shares of Series G Preferred Stock.

Section 3. Definitions. As used herein with respect to Series G Preferred Stock:

"Appropriate Federal Banking Agency" means the "appropriate Federal banking agency" with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

"Business Day" means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York or Winston-Salem, North Carolina.

"Depositary Company" shall have the meaning set forth in Section 6(d) hereof.

"Dividend Payment Date" shall have the meaning set forth in Section 4(a) hereof.

"Dividend Period" shall have the meaning set forth in Section 4(a) hereof.

"DTC" means The Depository Trust Company, together with its successors and assigns.

"Junior Stock" means the Corporation's common stock and any other class or series of stock of the Corporation hereafter authorized over which Series G Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

"Parity Stock" means any other class or series of stock of the Corporation that ranks on parity with Series G Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation and includes, without limitation, the Series D Non-Cumulative Perpetual Preferred Stock, Series E Non-Cumulative Perpetual Preferred Stock and Series F Non-Cumulative Perpetual Preferred Stock for so long as (i) any Series D Non-Cumulative Perpetual Preferred Stock, Series E Non-Cumulative Perpetual Preferred Stock and Series F Non-Cumulative Perpetual Preferred Stock is outstanding and (ii) the terms of the Series D Non-Cumulative Perpetual Preferred Stock, Series E Non-Cumulative Perpetual Preferred Stock and Series F Non-Cumulative Perpetual Preferred Stock have not been amended to provide otherwise subsequent to the effective date of the Articles of Amendment that initially established the Series G Preferred Stock.

"Preferred Director" shall have the meaning set forth in Section 7(c)(i) hereof.

"Redemption Price" shall have the meaning set forth in Section 6(a) hereof.

"Regulatory Capital Treatment Event" means the Corporation's determination, in good faith, that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of Series G Preferred Stock, (ii) any proposed change in those laws or regulations that is announced after the initial issuance of any share of Series G Preferred Stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of Series G Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation value of the shares of Series G Preferred Stock then outstanding as "tier 1 capital" (or its equivalent) for purposes of the capital adequacy guidelines of the Appropriate Federal Banking Agency, as then in effect and applicable, for as long as any share of Series G Preferred Stock is outstanding.

"Series G Preferred Stock" shall have the meaning set forth in Section 1 hereof.

Section 4. Dividends.

(a) Rate. Holders of Series G Preferred Stock shall be entitled to receive, if, as and when declared by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation, but only out of assets legally available therefor, non-cumulative cash dividends on the liquidation preference of $25,000 per share of Series G Preferred Stock, and no more, payable quarterly in arrears on each March 1, June 1, September 1 and December 1; provided, however, if any such day is not a Business Day, then payment of any dividend otherwise payable on that date will be made on the next succeeding day that is a Business Day (without any interest or other payment in respect of such delay) (each such day on which dividends are payable a "Dividend Payment Date"). The period from and including the date of issuance of the Series G Preferred Stock or any Dividend Payment Date to but excluding the next Dividend Payment Date is a "Dividend Period." Dividends on each share of Series G Preferred Stock will accrue on the liquidation preference of $25,000 per share at a rate per annum equal to 5.200%. The record date for payment of dividends on the Series G Preferred Stock shall be the 15th calendar day before the applicable Dividend Payment Date, or such other record date, not exceeding 30 days before the applicable Dividend Payment Date, as shall be fixed by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation. The amount of dividends payable shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Notwithstanding any other provision hereof, dividends on the Series G Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause the Corporation to fail to comply with laws and regulations applicable thereto, including applicable capital adequacy guidelines.

(b) Non-Cumulative Dividends. Dividends on shares of Series G Preferred Stock shall be non-cumulative. To the extent that any dividends payable on the shares of Series G Preferred Stock on any Dividend Payment Date are not declared and paid, in full or otherwise, on such Dividend Payment Date, then such unpaid dividends shall not cumulate and shall not accrue or be payable for such Dividend Period and the Corporation shall have no obligation to pay, and the holders of Series G Preferred Stock shall have no right to receive, dividends for such Dividend Period after the Dividend Payment Date for such Dividend Period or interest with respect to such dividends, whether or not dividends are declared for any subsequent Dividend Period with respect to Series G Preferred Stock, Parity Stock, Junior Stock or any other class or series of authorized preferred stock of the Corporation.

(c) Priority of Dividends. So long as any share of Series G Preferred Stock remains outstanding, (i) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Stock, other than a dividend payable solely in Junior Stock, (ii) no shares of Junior Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation and (iii) no shares of Parity Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation otherwise than pursuant to *pro rata* offers to purchase all, or a *pro rata* portion, of the Series G Preferred Stock and such Parity Stock except by conversion into or exchange for Junior Stock, in each case unless full dividends on all outstanding shares of Series G Preferred Stock for the then-current

Dividend Period have been paid in full or declared and a sum sufficient for the payment thereof set aside. When dividends are not paid in full upon the shares of Series G Preferred Stock and any Parity Stock, all dividends declared upon shares of Series G Preferred Stock and any Parity Stock shall be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current Dividend Period per share on Series G Preferred Stock, and accrued dividends, including any accumulations, on Parity Stock, bear to each other. No interest will be payable in respect of any dividend payment on shares of Series G Preferred Stock that may be in arrears. If the Board of Directors of the Corporation determines not to pay any dividend or a full dividend on a Dividend Payment Date, the Corporation will provide, or cause to be provided, written notice to the holders of the Series G Preferred Stock prior to such date. Subject to the foregoing, and not otherwise, dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may be declared and paid on any Junior Stock from time to time out of any assets legally available therefor, and the shares of Series G Preferred Stock or Parity Stock shall not be entitled to participate in any such dividend.

Section 5. Liquidation Rights.

(a) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, holders of Series G Preferred Stock shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock and subject to the rights of the holders of any class or series of securities ranking senior to or on parity with Series G Preferred Stock upon liquidation and the rights of the Corporation's depositors and other creditors, to receive in full a liquidating distribution in the amount of the liquidation preference of $25,000 per share, plus any authorized, declared and unpaid dividends, without accumulation of any undeclared dividends, to the date of liquidation. The holder of Series G Preferred Stock shall not be entitled to any further payments in the event of any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation other than what is expressly provided for in this Section 5.

(b) Partial Payment. If the assets of the Corporation are not sufficient to pay in full the liquidation preference plus any authorized, declared and unpaid dividends to all holders of Series G Preferred Stock and all holders of any Parity Stock, the amounts paid to the holders of Series G Preferred Stock and to the holders of all Parity Stock shall be *pro rata* in accordance with the respective aggregate liquidation preferences plus any authorized, declared and unpaid dividends of Series G Preferred Stock and all such Parity Stock.

(c) Residual Distributions. If the liquidation preference plus any authorized, declared and unpaid dividends has been paid in full to all holders of Series G Preferred Stock and all holders of any Parity Stock, the holders of Junior Stock shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation shall not be deemed a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, nor shall the merger, consolidation or any other business combination transaction of the Corporation into or with any other corporation or person or the merger, consolidation or any other business combination transaction of any other corporation or person into or with the Corporation be deemed to be a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation.

Section 6. Redemption.

(a) Optional Redemption. The Corporation, at the option of its Board of Directors or any duly authorized committee of the Board of Directors of the Corporation, may redeem in whole or in part the shares of Series G Preferred Stock at the time outstanding, on or after June 1, 2018, upon notice given as provided in Section 6(b) below. The redemption price for shares of Series G Preferred Stock shall be $25,000 per share plus dividends that have been declared but not paid (the "Redemption Price"). Notwithstanding the foregoing, within 90 days following the occurrence of a Regulatory Capital Treatment Event, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may provide notice of intent to redeem, as provided in Section (b) below, all (but not less than all) of the shares of Series G Preferred Stock at the time outstanding at the Redemption Price applicable on such date of redemption.

(b) Notice of Redemption. Notice of every redemption of shares of Series G Preferred Stock shall be either (1) mailed by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on the stock register of the Corporation or (2) transmitted by such other method approved by the Depositary Company, in its reasonable discretion, to the holders of record of such shares to be redeemed. Such mailing or transmittal shall be at least 30 days and not more than 60 days before the date fixed for redemption. Notwithstanding the foregoing, if the Series G Preferred Stock is held in book-entry form through DTC, the Corporation may give such notice in any manner permitted by DTC. Any notice mailed or transmitted as provided in this Section 6(b) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail or other transmission, or any defect in such notice or in the mailing or transmittal thereof, to any holder of shares of Series G Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series G Preferred Stock. Each notice shall state (i) the redemption date; (ii) the number of shares of Series G Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed by such holder; (iii) the Redemption Price; (iv) the place or places where the certificates for such shares are to be surrendered for payment of the Redemption Price; and (v) that dividends on the shares to be redeemed will cease to accrue on the redemption date.

(c) Partial Redemption. In case of any redemption of only part of the shares of Series G Preferred Stock at the time outstanding, the shares of Series G Preferred Stock to be redeemed shall be selected either *pro rata* from the holders of record of Series G Preferred Stock in proportion to the number of Series G Preferred Stock held by such holders or by lot or in such other manner as the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may determine to be fair and equitable. Subject to the provisions of this Section 6, the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors shall have full power and authority to prescribe the terms and conditions upon which shares of Series G Preferred Stock shall be redeemed from time to time.

(d) Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other assets, in trust for the *pro rata* benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, or deposited by the Corporation with a bank or trust company selected by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors (the "Depositary Company") in trust for the *pro rata* benefit of the holders of the shares called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date all shares so called for redemption shall cease to be outstanding, all dividends with respect to such shares shall cease to accrue after such redemption date, and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company at any time after the redemption date from the funds so deposited, without interest. The Corporation shall be entitled to receive, from time to time, from the Depositary Company any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released or repaid to the Corporation, and in the event of such repayment to the Corporation, the holders of record of the shares so called for redemption shall be deemed to be unsecured creditors of the Corporation for an amount equivalent to the amount deposited as stated above for the redemption of such shares and so repaid to the Corporation, but shall in no event be entitled to any interest.

Section 7. Voting Rights. The holders of Series G Preferred Stock will have no voting rights and will not be entitled to elect any directors, except as expressly provided by law and except that:

(a) Supermajority Voting Rights—Amendments. Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66-2/3% of all of the shares of the Series G Preferred Stock at the time outstanding, voting separately as a class, shall be required to authorize any amendment of the articles of incorporation or of any articles amendatory thereof or supplemental thereto (including any articles of amendment or any similar document relating to any series of preferred stock) which will materially and adversely affect the powers, preferences, privileges or rights of the Series G Preferred Stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series G Preferred Stock or authorized preferred stock of the Corporation or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with and/or junior to the Series G Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon liquidation, dissolution or winding up of the Corporation will not be deemed to adversely affect the powers, preferences, privileges or rights of the Series G Preferred Stock.

(b) Supermajority Voting Rights—Priority. Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66-2/3% of all of the shares of the Series G Preferred Stock and all other Parity Stock, at the time outstanding, voting as a single class without regard to series, shall be required to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any additional class or series of stock ranking prior to the shares of the Series G Preferred Stock and all other Parity Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation.

(c) Special Voting Right.

(i) Voting Right. If and whenever dividends on the Series G Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series G Preferred Stock as to payment of dividends, and upon which voting rights equivalent to those granted by this Section 7(c) have been conferred and are exercisable, have not been paid in an aggregate amount equal, as to any class or series, to at least six quarterly Dividend Periods (whether consecutive or not), the number of directors constituting the Board of Directors of the Corporation shall be increased by two, and the holders of the Series G Preferred Stock (together with holders of any other class of the Corporation's authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist), shall have the right, voting separately as a single class without regard to series, to the exclusion of the holders of common stock, to elect two directors of the Corporation to fill such newly created directorships (and to fill any vacancies in the terms of such directorships), provided that the Board of Directors of the Corporation shall at no time include more than two such directors. Each such director elected by the holders of shares of Series G Preferred Stock and any other class or series of preferred stock that ranks on parity with the Series G Preferred Stock as to payment of dividends is a "Preferred Director".

(ii) Election. The election of the Preferred Directors will take place at any annual meeting of shareholders or any special meeting of the holders of Series G Preferred Stock and any other class or series of the Corporation's stock that ranks on parity with Series G Preferred Stock as to payment of dividends and for which dividends have not been paid, called as provided herein. At any time after the special voting power has vested pursuant to Section 7(c)(i) above, the secretary of the Corporation may, and upon the written request of any holder of Series G Preferred Stock (addressed to the secretary at the Corporation's principal office) must (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of shareholders), call a special meeting of the holders of Series G Preferred Stock, and any other class or series of preferred stock that ranks on parity with Series G Preferred Stock as to payment of dividends and for which dividends have not been paid, for the election of the two directors to be elected by them as provided in Section 7(c)(iii) below. The Preferred Directors shall each be entitled to one vote per director on any matter.

(iii) Notice for Special Meeting. Notice for a special meeting will be given in a similar manner to that provided in the Corporation's by-laws for a special meeting of the shareholders. If the secretary of the Corporation does not call a special meeting within 20 days after receipt of any such request, then any holder of Series G Preferred Stock may (at the Corporation's expense) call such meeting, upon notice as provided in this Section 7(c)(iii), and for that purpose will have access to the stock register of the Corporation. The Preferred Directors elected at any such special meeting will hold office until the next annual meeting of the Corporation's shareholders unless they have been previously terminated or removed pursuant to Section 7(c)(iv). In case any vacancy in the office of a Preferred Director occurs (other than prior to the initial election of the Preferred Directors), the vacancy may be filled by the written consent of the Preferred Director remaining in office, or if none remains in office, by the vote of the holders of the Series G Preferred Stock (together with holders of any other class of the Corporation's authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) to serve until the next annual meeting of the shareholders.

(iv) Termination; Removal. Whenever full dividends have been paid regularly on the Series G Preferred Stock and any other class or series of preferred stock that ranks on parity with Series G Preferred Stock as to payment of dividends, if any, for at least four consecutive Dividend Periods, then the right of the holders of Series G Preferred Stock to elect such additional two directors will cease (but subject always to the same provisions for the vesting of the special voting rights in the case of any similar non-payment of dividends in respect of future Dividend Periods). The terms of office of the Preferred Directors will immediately terminate and the number of directors constituting the Corporation's board of directors will be reduced accordingly. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series G Preferred Stock (together with holders of any other class of the Corporation's authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) when they have the voting rights described in this Section 7(c).

Section 8. Conversion. The holders of Series G Preferred Stock shall not have any rights to convert such Series G Preferred Stock into shares of any other class of capital stock of the Corporation.

Section 9. Rank. Notwithstanding anything set forth in the articles of incorporation or these Articles of Amendment to the contrary, the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation, without the vote of the holders of the Series G Preferred Stock, may authorize and issue additional shares of Junior Stock, Parity Stock or, subject to the voting rights granted in Section 7(b), any class of securities ranking senior to the Series G Preferred Stock as to dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 10. Repurchase. Subject to the limitations imposed herein, the Corporation may purchase and sell Series G Preferred Stock from time to time to such extent, in such manner, and upon such terms as the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may determine; *provided*, *however*, that the Corporation shall not use any of its funds for any such purchase when there are reasonable grounds to believe that the Corporation is, or by such purchase would be, rendered insolvent.

Section 11. Unissued or Reacquired Shares. Shares of Series G Preferred Stock not issued or which have been issued and converted, redeemed or otherwise purchased or acquired by the Corporation shall be restored to the status of authorized but unissued shares of preferred stock without designation as to series.

Section 12. No Sinking Fund. Shares of Series G Preferred Stock are not subject to the operation of a sinking fund.

ARTICLE V

Each director shall be elected by a majority of the votes cast with respect to the director by the shares represented in person or by proxy and entitled to vote at any meeting for the election of directors at which a quorum is present; provided, however, that, in the event of a contested election of directors, directors shall be elected by the vote of a plurality of the votes represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Article V: (a) a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of votes cast “against” that director; provided that neither abstentions nor broker non-votes will be deemed to be votes “for” or “against” a director’s election; and (b) a contested election shall mean any election of directors in which the number of candidates for election as directors exceeds the number of directors to be elected and the excess number is the result of a timely nomination by a shareholder or shareholders in accordance with Article II, Section 10 of the Bylaws, as determined by the Secretary of the Corporation as of the close of the applicable notice of nomination period set forth in said Article II, Section 10. The number and term of directors of the Corporation and the filling of any vacancy occurring in the Board of Directors shall be fixed by or in accordance with the Bylaws.

ARTICLE VI

In addition to the general powers granted corporations under the laws of the State of North Carolina, the Corporation shall have full power and authority to do the following:

(a) To acquire, by purchase or otherwise, the goodwill, business, property rights, franchises and assets of every kind, with or without undertaking either wholly or in part the liabilities, of any person, firm, association or corporation; and to acquire any property or business as a going concern or otherwise (i) by purchase of the assets thereof wholly or in part, (ii) by acquisition of the shares of any part thereof, or (iii) in any other manner, and to pay for the same in cash or in shares or bonds or other evidences of indebtedness of the Corporation, or otherwise; to hold, maintain and operate, or in any manner dispose of, the whole or any part of the goodwill, business, rights and property so acquired, and to conduct in any lawful manner the whole or any part of any business so acquired; and to exercise all the powers necessary or convenient in and about the management of such business.

(b) To subscribe or cause to be subscribed for, and to take, purchase and otherwise acquire, own, hold, use, sell, assign, transfer, exchange, distribute and otherwise dispose of, the whole or any part of the shares of the capital stock, bonds, coupons, mortgages, deeds of trust, debentures, securities, obligations, evidences of indebtedness, notes, goodwill, rights, assets and property of any and every kind, or any part thereof, of any other corporation or corporations, association or associations, firm or firms, or person or persons, together with shares, rights, units or interest in, or in respect of, any trust estate, now or hereafter existing, and whether created by the laws of the State of North Carolina or any other state, territory or country; and to operate, manage and control such properties, or any of them either in the name of such other corporation or corporations or in the name of the Corporation, and while the owners of any of said shares of capital stock to exercise all the rights, powers and privileges of ownership of every kind and description, including the right to vote thereon, with power to designate some person or persons for that purpose from time to time, and to the same extent as natural persons might or could do.

(c) To promote or aid in any manner, financially or otherwise, any person, firm, corporation or association of which any shares of stock, bonds, notes, debentures or other securities or evidences of indebtedness are held directly or indirectly by the Corporation, and for this purpose to guarantee the contracts, dividends, shares, bonds, debentures, notes and other obligations of such other persons, firms, corporations or associations; and to do any other act or things designed to protect, preserve, improve or enhance the value of such shares, bonds, notes, debentures or other securities or evidences of indebtedness.

(d) To acquire by purchase, subscription, exchange, or in any other lawful manner, and to hold, receive, use, mortgage, pledge, sell, assign, transfer, exchange, dispose of, and otherwise deal in and with securities (which term, for the purpose of this Article VI, includes, without limitation of the generality thereof, shares of stock, other shares, bonds, debentures, notes, mortgages, or other obligations, and certificates, receipts, warrants, or other instruments representing rights or options to receive, purchase or subscribe for any of the same, or representing any other rights or interests therein or in any property or assets) created or issued by any persons, firms, associations, trusts, partnerships, corporations, joint ventures, syndicates, or governments or subdivisions thereof; to pay for securities (as defined in this Article VI) (i) in cash, (ii) by exchange of shares of stock, bonds, or other evidences of indebtedness of the Corporation for such securities acquired, (iii) in cash and by such exchange of shares of stock, bonds or evidences of indebtedness, or (iv) in any other lawful manner; and to exercise, as owner or holder of any such securities as herein defined, any and all rights, powers and privileges in respect thereof.

ARTICLE VII

No holder of: (a) any shares of stock of any class of the Corporation, common or preferred, or (b) any options, rights or warrants to purchase any stock, or (c) any shares or obligations convertible into shares of any class shall be entitled as of right as such holder to purchase or to subscribe for any unissued shares of any class nor any increased shares to be issued by reason of any increase in the authorized capital stock of the Corporation, or any bonds, certificates of indebtedness, debentures, or other securities convertible into shares of stock of the Corporation or carrying any right to purchase shares of stock of any class, whether now or hereafter authorized; and no such holder shall have any preemptive or preferential right to purchase or to subscribe for any unissued, additional or increased shares or any such bonds, certificates of indebtedness, debentures or other securities; but any such unissued, additional or increased shares of stock, and any such bonds, certificates of indebtedness, debentures or other securities convertible into shares of stock or carrying any right to purchase shares may be issued, sold, exchanged or disposed of from time to time by authority of the Board of Directors of the Corporation to such persons, firms, or corporations and for such consideration and upon such terms as the Board of Directors in the exercise of its discretion shall from time to time determine and deem advisable.

ARTICLE VIII

The Board of Directors of the Corporation shall have power by vote of a majority of the directors then holding office and without the assent or vote of the shareholders to adopt, make, alter, amend and rescind the Bylaws of the Corporation.

ARTICLE IX

To the fullest extent permitted by the North Carolina Business Corporation Act, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation, its shareholders or otherwise for monetary damage for breach of his duty as a director. Any repeal or modification of this Article IX shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

EXHIBIT C

BYLAWS OF BB&T CORPORATION

As Amended and Restated, Effective December 20, 2016

ARTICLE I

Offices

1. Principal Office: The principal office of the corporation shall be located at 200 West Second Street, Winston-Salem, North Carolina, or at such other place as the Board of Directors may fix from time to time.

2. Registered Office: The corporation shall maintain a registered office or registered offices at such place or places as may be required by applicable law.

3. Other Offices: The corporation may have offices at such other places as the Board of Directors may from time to time determine, or as the affairs of the corporation may require.

ARTICLE II

Meetings of Shareholders

1. Place of Meetings: All meetings of shareholders shall be held at the principal office of the corporation, or at such other place, either within or without the State of North Carolina, as shall in each case be fixed by the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Secretary or the Board of Directors and designated in the notice of the meeting.

2. Annual Meetings: The annual meeting of shareholders shall be held on such date and at such time as may be designated by the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Secretary or the Board of Directors for the purpose of the election of directors and for the transaction of such other business as may properly come before the meeting.

3. Substitute Annual Meeting: If the annual meeting shall not be held on the day designated by these bylaws, a substitute annual meeting may be called in accordance with the provisions of this Article relating to special meetings. A meeting so called shall be designated and treated for all purposes as the annual meeting.

4. Special Meetings: Special meetings of the shareholders may be called at any time by the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Secretary or the Board of Directors of the corporation.

5. Notice of Meetings:

(a) Written, printed or electronically transmitted notice of a meeting stating the date, time and place of the meeting shall be delivered to each shareholder of record entitled to vote at the meeting not fewer than 10 nor more than 60 days before the date thereof, by or at the direction of the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Secretary or the Board of Directors.

(b) In case of an annual or substitute annual meeting, the notice of meeting need not specifically state the business to be transacted at the meeting, unless a description of the matter is required by the provisions of applicable law. In the case of a special meeting, the notice of meeting shall specifically state the purpose or purposes for which the meeting is called.

(c) When a meeting is adjourned for 120 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. When a meeting is adjourned for less than 120 days in any one adjournment, it is not necessary to give any notice of the date, time and place of the adjourned meeting other than by announcement at the meeting at which the adjournment is taken.

6. Voting Groups: All shares of one or more classes or series that under the articles of incorporation or the North Carolina Business Corporation Act are entitled to vote and be counted together collectively on a matter at a meeting of shareholders constitute a voting group. All shares entitled by the articles of incorporation or the North Carolina Business Corporation Act to vote generally on a matter are for that purpose a single voting group. Classes or series of shares shall not be entitled to vote separately by voting group unless authorized pursuant to the articles of incorporation or specifically required by applicable law.

7. Quorum: Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of that voting group exists with respect to that matter. Unless otherwise required by the North Carolina Business Corporation Act, the articles of incorporation or a bylaw adopted by the shareholders, a majority of the votes entitled to be cast on a matter by the voting group constitutes a quorum of that voting group for action on that matter. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting. If there is no quorum at the opening of a meeting of shareholders, such meeting may be adjourned from time to time by the vote of a majority of the votes cast on the motion to adjourn; and at any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting. The shareholders at a meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

8. Voting of Shares:

(a) Subject to any restrictions imposed pursuant to the articles of incorporation or applicable law, each outstanding share having voting rights, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

(b) If a quorum exists, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless a greater number of affirmative votes is required by the North Carolina Business Corporation Act or by the articles of incorporation or a bylaw adopted by the shareholders. Voting on all matters properly presented at a meeting shall be by voice vote, unless the chairman of the meeting determines otherwise.

9. Proxies: Shares may be voted either in person or by one or more proxies authorized by a written appointment of proxy signed by the shareholder or his, her or its duly authorized attorney-in-fact. In addition, (i) an appointment in the form of an electronic record that bears the shareholder's electronic signature and that may be directly reproduced in paper form by an automated process shall be deemed a valid appointment form, and (ii) the corporation may permit a shareholder to appoint one or more proxies by any kind of telephonic transmission, even if not accompanied by written communication, under circumstances or together with information from which the corporation can reasonably assume that the appointment was made or authorized by the shareholder. An appointment of proxy is valid for 11 months from the date of its execution, unless a different period is expressly provided in the appointment form.

10. Notice of Shareholder Proposals and Nominees for Election as Directors:

(a) No business shall be transacted at a meeting of shareholders, except such business as shall be (i) specified in the notice of meeting given as provided in Section 5 of this Article II; (ii) presented by or at the direction of the Board of Directors; or (iii) otherwise brought before the meeting by a shareholder of record entitled to vote at the meeting in compliance with the procedures set forth in this Section 10.

In addition to the requirements of any applicable law with respect to any proposal presented by a shareholder for action at a meeting of the shareholders of the corporation (including the requirements of the Securities and Exchange Commission relating to shareholder proposals and director nominees) and subject to the provisions of Section 10(b) of this Article II regarding nominees for election as directors and to the North Carolina Business Corporation Act, as in effect from time to time, any shareholder desiring to introduce any business before any meeting of the shareholders of the corporation or to nominate a candidate for election as a director of the corporation shall be required to deliver to the Secretary written notice thereof, containing the information specified in Section 10 of this Article II, not later than (i) in the case of an annual meeting, at least 120 days but no more than 150 days in advance of the first anniversary of the notice date of the corporation's proxy statement for the preceding year's annual meeting; (ii) in the case of a special meeting, at least 120 days but no more than 150 days in advance of the meeting date of the special meeting; provided, however, if the first public announcement of the date of the special meeting is less than 150 days prior to the date of the special meeting, notice by the shareholder shall not be later than the tenth day following the first public notice of the date for such special meeting; provided, further, if the special meeting is called for purposes not including the election of directors, notice by a shareholder may relate solely to items of business and not to nomination of any candidates for election as a director. Notwithstanding the notice period specified above, in the event that the date of an annual meeting is advanced by more than 30 days or delayed by more than 60 days from the first anniversary date of the preceding year's annual meeting, notice by a shareholder must be delivered no earlier than the 150th day prior to such annual meeting and no later than the later of the 120th day prior to such annual meeting; provided, however, if the first public announcement date of such annual meeting is less than 150 days prior to the date of such annual meeting, notice by the shareholder shall not be later than the tenth day following the public notice date for such annual meeting.

Any notice required by this Article II, Section 10 is in addition to any notice required by applicable law and nothing in this Section 10(a) shall reduce or otherwise be deemed to affect the notice period required under any applicable law. Except to the extent otherwise required by law, the adjournment or postponement of a meeting of shareholders, or the public announcement thereof, shall not commence a new time period for the giving of a shareholder's notice as described above.

The written notice required herein shall, as to each matter the shareholder proposes to bring before the meeting, contain the following information (in addition to any information required by applicable law): (i) the name and address of the shareholder of record who intends to present the proposal and of all beneficial owners, if any, on whose behalf the proposal is made; (ii) the number of shares of each class of capital stock of the corporation beneficially owned by the shareholder of record and such beneficial owners and the nature of such ownership; (iii) a description of the business proposed to be introduced to the meeting of shareholders; (iv) any material interest, direct or indirect, which the shareholder or beneficial owners may have in the business described in the notice; and (v) a representation that the shareholder is a holder of record of shares of the corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to present the proposal. For purposes of this Article II, Section 10, "beneficial ownership" or "beneficially own" shall mean the power, directly or indirectly, through any contract, understanding or other arrangement, to exercise voting or investment discretion with respect to shares of any class of capital stock, including, but not limited to, through any derivative position, hedge, swap, securities lending arrangement or other transaction or arrangement relating to any class of capital stock.

(b) Subject to applicable law, nominations of persons for election to the Board of Directors may be made for consideration at an annual meeting of shareholders or any special meeting held for the election of directors (and not any other special meeting): (i) by or at the direction of the Board of Directors (or a properly authorized committee of the Board); or (ii) by any shareholder who is a shareholder of record at the time of giving of notice provided for in Article II, Section 10(a), who shall be entitled to vote for the election of directors at the meeting and who complies with the notice, information requirements and procedures set forth in this Section 10.

Any shareholder desiring to nominate a person for election as a director of the corporation shall deliver to the Secretary a written notice at such time as set forth in Section 10(a) of this Article II containing (i) the information set forth in Section 10(a) of this Article II; (ii) the nominee's full name and residential address; (iii) the nominee's age; (iv) the nominee's principal occupation(s) during the past five years; (v) the nominee's previous and/or current memberships on all public company boards of directors; (vi) the number and types of securities of the corporation beneficially owned, if any, by the nominee; (vii) any agreements, understandings or arrangements between the nominee and any other person or persons with respect to the nominee's nomination or service on the Board of Directors or the capital stock or business of the corporation; (viii) any bankruptcy filings of the nominee or any affiliate of the nominee; (ix) any criminal convictions of the nominee or any affiliate of the nominee; (x) any civil actions or actions by the Securities and Exchange Commission or other regulatory agency against the nominee or an affiliate of the nominee whereby they were found to have violated any Federal or State securities law; and (xi) a signed statement by the nominee consenting to serve as a director if elected.

Within 10 days of a request by the corporation, a shareholder nominating a candidate for election as a director of the corporation must also deliver to the corporation any additional information reasonably requested by the corporation concerning the shareholder or the nominee for election as a director of the corporation as would be required, pursuant to applicable law, to be disclosed in the proxy materials concerning all persons nominated (by the corporation or otherwise) for election as a director of the corporation, whether or not the nominee is to be included in the corporation's proxy statement. The corporation may also require, within 10 days of a request by the corporation, any proposed nominee to furnish such other information as may be reasonably required by the corporation to determine the eligibility of such proposed nominee to serve as a director of the corporation or a member of any committee of the Board of Directors, or that could be material to a reasonable shareholder's understanding of the qualifications or independence, or lack thereof, of such nominee. Within 10 days of a request by the corporation, a nominee shall execute an acknowledgment, in a form reasonably acceptable to the corporation, that the nominee will abide by the corporation's Corporate Governance Guidelines, Code of Ethics for Directors, Related Person Transactions Policy and Procedures, risk management policies and such other policies and procedures as may be adopted or amended from time-to-time by the corporation and that are otherwise generally applicable to directors.

(c) Subject to applicable law, this Section 10 shall be the exclusive means for a shareholder to nominate director candidates and only persons who are nominated in accordance with the provisions set forth in these bylaws shall be eligible to be elected as directors at a meeting of shareholders.

(d) Failure of any shareholder to provide the notice, information or acknowledgements required by this Section 10 in a timely and proper manner shall authorize the corporation or the presiding officer at the meeting of shareholders before which such business is proposed to be introduced, or at which such nominee is proposed to be considered for election as a director, to rule such proposal or nomination out of order and not proper to be introduced or considered.

11. Conduct of Meetings:

(a) Unless determined otherwise by the Board of Directors, the Chief Executive Officer of the corporation shall act as chairman at all meetings of shareholders and the Secretary or an Assistant Secretary of the corporation shall act as secretary at all meetings of shareholders.

(b) The Board of Directors of the corporation may, to the extent not prohibited by applicable law, establish such rules or regulations for the conduct of meetings of shareholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting.

Such rules, regulations and procedures, whether adopted by the Board or the chairman of the meeting, may, to the extent not prohibited by applicable law, include, without limitation, the following: (i) establishment of an agenda or order of business for the meeting, (ii) rules and procedures for maintaining order at the meeting and the safety of those present, (iii) rules and procedures for dismissal of business not properly submitted (including but in no way limited to matters described in Section 10 of this Article), (iv) limitations on attendance at or participation in such meeting to shareholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, (v) restrictions on entry to the meeting after the time fixed for the commencement thereof, (vi) limitations on the time allotted for questions or comments by participants and (vii) regulation of the opening and closing of the polls for balloting and matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of shareholders shall not be required to be held in accordance with rules of parliamentary procedure.

12. Inspector of Elections: The Board of Directors may appoint one or more voting inspectors to act at any meeting of shareholders or any adjournment thereof. If the Board does not make such appointment, or if their appointees or any of them fail to appear or act at the meeting of shareholders, the chairman of the meeting may appoint such inspector or inspectors to act at the meeting.

13. Attendance by Electronic Means: If and to the extent authorized by the Board, a shareholder or the shareholder's proxy not physically present at a shareholders meeting may attend the meeting by electronic or other means of remote communication that allows the shareholder or proxy (i) to read or to hear the meeting proceedings substantially concurrently as the proceedings occur, (ii) to be read or to be heard substantially concurrently as the shareholder or proxy communicates, and (iii) to vote on matters to which the shareholders or proxy is entitled to vote.

14. Proxy Access.

(a) Subject to the terms and conditions set forth in these bylaws, the corporation shall include in its proxy statement and form of proxy (hereinafter, the "proxy materials") for an annual meeting of shareholders, in addition to the persons nominated for election by the Board of Directors or any committee thereof, the name, together with the Required Information (defined below), of any person nominated for election (the "Shareholder Nominee") to the Board of Directors by one or more shareholders that satisfies the notice, ownership and other requirements of this Article II, Section 14 (such person or group, the "Eligible Shareholder").

(b) To nominate a Shareholder Nominee, the Eligible Shareholder must provide a notice that expressly elects to have its Shareholder Nominee included in the corporation's proxy materials pursuant to this Article II, Section 14 (the "Notice of Proxy Access Nomination"). To be timely, a Notice of Proxy Access Nomination must be delivered to, or mailed and received by, the Secretary of the corporation at the principal executive offices of the corporation not earlier than the 150th calendar day and no later than the close of business on the 120th calendar day prior to the anniversary of the date the corporation commenced mailing of its proxy materials in connection with the most recent annual meeting of shareholders (the last day on which a Notice of Proxy Access Nomination may be delivered, the "Final Proxy Access Nomination Date"), provided that in the event that the date of such annual meeting is more than 30 calendar days before or 60 calendar days after its anniversary date, the Notice of Proxy Access Nomination must be so delivered no earlier than the 150th day prior to such annual meeting and no later than the 120th calendar day prior to such annual meeting; provided, however, if the first public announcement date of such annual meeting is less than 150 days prior to the date of such annual meeting, the Notice of Proxy Access Nomination must be delivered not later than the tenth calendar day following the public notice date for such annual meeting. In addition to other requirements set forth in this Article II, Section 14, the Notice of Proxy Access Nomination must include the name and address of the Eligible Shareholder (including each shareholder and/or beneficial owner whose stock ownership is counted for the purposes of qualifying as an Eligible Shareholder).

(c) For purposes of this Article II, Section 14, the "Required Information" that the corporation will include in its proxy materials is (i) the information concerning the Shareholder Nominee and the Eligible Shareholder that the corporation determines is required to be disclosed in the corporation's proxy materials by the regulations promulgated under the Securities Exchange Act of 1934; and (ii) if the Eligible Shareholder so elects, a Statement (defined below). Nothing in this Article II, Section 14 shall limit the corporation's ability to solicit against and include in its proxy materials its own statements relating to any Shareholder Nominee.

(d) The maximum number of Shareholder Nominees (including Shareholder Nominees that were submitted by an Eligible Shareholder for inclusion in the corporation's proxy materials pursuant to this Article II, Section 14 but either are subsequently withdrawn or that the Board of Directors decides to nominate as Board of Director nominees) appearing in the corporation's proxy materials with respect to an annual meeting of shareholders shall not exceed the greater of (i) two or (ii) 25% of the number of directors in office as of the Final Proxy Access Nomination Date, or if such number is not a whole number, the closest whole number below 25% (the "Permitted Number"); provided, however, that in the event that one or more vacancies for any reason occurs on the Board of Directors at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of shareholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Article II, Section 14 exceeds the Permitted Number, each Eligible Shareholder will select one Shareholder Nominee for inclusion in the corporation's proxy materials until the Permitted Number is reached, with preference provided based on the number (largest to smallest) of shares owned by each Eligible Shareholder pursuant to this Article II, Section 14. If the Permitted Number is not reached after each Eligible Shareholder has selected one Shareholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(e) An Eligible Shareholder is one or more shareholders who owns and has owned, or are acting on behalf of one or more beneficial owners who own and have owned (as defined below), for at least three years as of date the Notice of Proxy Access Nomination is received by the corporation, shares representing at least 3% of the voting power entitled to vote generally in the election of directors (the "Required Shares"), and who continue to own the Required Shares at all times between the date the Notice of Proxy Access Nomination is received by the corporation and the date of the applicable annual meeting of shareholders, provided that the aggregate number of shareholders, and, if and to the extent that a shareholder is acting on behalf of one or more beneficial owners, of such beneficial owners, whose stock ownership is counted for the purposes of satisfying the foregoing ownership requirement shall not exceed twenty. Two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by a single employer or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (such funds together under each of (i), (ii) or (iii) comprising a "Qualifying Fund"), shall be treated as one shareholder for the purpose of determining the aggregate number of shareholders in this subsection (e), and treated as one person for the purpose of determining ownership in subsection (f), provided that each fund comprising a Qualifying Fund otherwise meets the requirements set forth in this Article II, Section 14. No shareholder or beneficial holder may be a member of more than one group constituting an Eligible Shareholder under this Article II, Section 14.

(f) For purposes of calculating the Required Shares, "ownership" shall be deemed to consist of and include only the outstanding shares as to which a person possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the ownership of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (A) that a person has sold in any transaction that has not been settled or closed, (B) that a person has borrowed or purchased pursuant to an agreement to resell or (C) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by a person, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, the person's full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such person's shares. "Ownership" shall include shares held in the name of a nominee or other intermediary so long as the person claiming ownership of such shares retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares, provided that this provision shall not alter the obligations of any shareholder to provide the Notice of Proxy Access Nomination. Ownership of shares shall be deemed to continue during any period in which shares have been loaned if the person claiming ownership may terminate the shares lending or recall the loaned shares within five business days and during any period in which any voting power has been delegated by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time without condition. The determination of the extent of "ownership" of shares for purposes of this Article II, Section 14 shall be made in good faith by the Board of Directors, which determination shall be conclusive and binding on the corporation and the shareholders. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. An Eligible Shareholder shall include in its Notice of Proxy Access Nomination the number of shares it is deemed to own for the purposes of this Article II, Section 14.

(g) No later than the Final Proxy Access Nomination Date, an Eligible Shareholder (including each shareholder, fund comprising a Qualifying Fund and/or beneficial owner whose stock ownership is counted for the purposes of qualifying as an Eligible Shareholder) must provide the following information in writing to the Secretary of the corporation: (i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of the date the Notice of Proxy Access Nomination is sent to by the corporation, the Eligible Shareholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Shareholder's agreement to provide (A) within five business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Eligible Shareholder's continuous ownership of the Required Shares through the record date, and (B) immediate notice if the Eligible Shareholder ceases to own any of the Required Shares prior to the date of the applicable annual meeting of shareholders; (ii) the written consent of each Shareholder Nominee to being named in the corporation's proxy materials as a nominee and to serving as a director if elected; and (iii) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Securities Exchange Act of 1934. In addition, no later than the Final Proxy Access Nomination Date, an Eligible Shareholder (including each shareholder, fund comprising a Qualifying Fund and/or beneficial owner whose stock ownership is counted for purposes of qualifying as an Eligible Shareholder) must provide to the Secretary of the corporation a signed and written agreement of the Eligible Shareholder setting forth: (i) a representation that the Eligible Shareholder (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the corporation, and does not presently have such intent, (B) intends to maintain qualifying ownership of the Required Shares through the date of the applicable annual meeting of shareholders, (C) has not nominated and will not nominate for election to the Board of Directors at the applicable annual meeting of shareholders any person other than its Shareholder Nominee, (D) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Securities Exchange Act of 1934 in support of the election of any individual as a director at the applicable annual meeting of shareholders other than its Shareholder Nominee(s) or a nominee of the Board of Directors, (E) will not distribute to any shareholder any form of proxy for the applicable annual meeting of shareholders other than the form distributed by the corporation, and (F) will provide facts, statements and other information in all communications with the corporation and its shareholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading and otherwise will comply with all applicable laws, rules and regulations in connection with any actions taken pursuant to this Article II, Section 14; (ii) a statement as to the Eligible Shareholder's intentions with respect to maintaining qualifying ownership of the Required Shares for at least one year following the applicable annual meeting of shareholders; (iii) in the case of a nomination by a group of shareholders that together is such an Eligible Shareholder, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating shareholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and (iv) an undertaking that the Eligible Shareholder agrees to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the shareholders of the corporation or out of the information that the Eligible Shareholder provided to the corporation, (B) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any nomination, solicitation or other activity by the Eligible Shareholder in connection with its efforts to elect the Shareholder Nominee pursuant to this Article II, Section 14, and (C) file with the Securities and Exchange Commission any solicitation or other communication with the corporation's shareholders relating to the meeting at which the Shareholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Securities Exchange Act of 1934 or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Securities Exchange Act of 1934. In addition, no later than the Final Proxy Access Nomination Date, a Qualifying Fund whose stock ownership is counted for purposes of qualifying as an Eligible Shareholder must provide to the Secretary of the corporation documentation reasonably satisfactory to the Board of Directors that demonstrates that the funds comprising the Qualifying Fund are either (i) under common management and investment control (ii) under common management and funded primarily by a single employer or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.

(h) The Eligible Shareholder may provide to the Secretary, at the time the information required by this Article II, Section 14 is provided, a written statement for inclusion in the corporation's proxy materials for the applicable annual meeting of shareholders, not to exceed 500 words, in support of the Eligible Shareholder's Shareholder Nominee (the "Statement"). Notwithstanding anything to the contrary contained in this Article II, Section 14, the corporation may omit from its proxy materials any information or Statement (or portion thereof) that it, in good faith, believes would violate any applicable law or regulation.

(i) At the request of the corporation, each Shareholder Nominee must: (i) provide an executed agreement, in a form deemed satisfactory by the Board of Directors or its designee, that (A) the Shareholder Nominee has read and agrees, if elected, to serve as a member of the Board of Directors, to adhere to the corporation's Corporate Governance Guidelines and Code of Ethics and any other corporation policies and guidelines applicable to directors, and (B) that the Shareholder Nominee is not and will not become a party to any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity in connection with his or her nomination, service or action as a director of the corporation, or any agreement, arrangement or understanding with any person or entity as to how the Shareholder Nominee would vote or act on any issue or question as a director, in each case that has not been disclosed to the corporation; (ii) submit all completed and signed questionnaires required of the corporation's Board of Directors within five business days of receipt of each such questionnaire from the corporation; and (iii) provide within five business days of the corporation's request such additional information as the corporation determines may be necessary to permit the Board of Directors to determine (A) if such Shareholder Nominee is independent under the listing standards of each principal U.S. exchange upon which the common stock of the corporation is listed, any applicable rules of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the corporation's directors, (B) if such Shareholder Nominee has any direct or indirect relationship with the corporation other than those relationships that have been deemed categorically immaterial pursuant to the corporation's Corporate Governance Guidelines, and (C) if such Shareholder Nominee is not and has not been subject to any event specified in Item 401(f) of Regulation S-K (or successor rule) of the Securities and Exchange Commission. In the event that any information or communications provided by the Eligible Shareholder or the Shareholder Nominee to the corporation or its shareholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Shareholder or Shareholder Nominee, as the case may be, shall promptly notify the Secretary of any such inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication true and correct.

(j) Any Shareholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of shareholders but withdraws from or becomes ineligible or unavailable for election at that annual meeting will be ineligible to be a Shareholder Nominee pursuant to this Article II, Section 14 for the next two annual meetings of shareholders. Any Shareholder Nominee who is included in the corporation's proxy statement for a particular annual meeting of shareholders, but subsequently is determined not to satisfy the eligibility requirements of this Article II, Section 14 or any other provision of the corporation's Bylaws, Certificate of Incorporation, Corporate Governance Guidelines or other applicable regulation at any time before the applicable annual meeting of shareholders, will not be eligible for election at the relevant annual meeting of shareholders and may not be substituted by the Eligible Shareholder that nominated such Shareholder Nominee. Any Eligible Shareholder (including each shareholder, fund comprising a Qualifying Fund and/or beneficial owner whose stock ownership is counted for the purposes of qualifying as an Eligible Shareholder) whose Shareholder Nominee is elected as a director at the annual meeting of shareholders will not be eligible to nominate or participate in the nomination of a Shareholder Nominee for the following two annual meetings of shareholders other than the nomination of such previously elected Shareholder Nominee.

(k) The corporation shall not be required to include, pursuant to this Article II, Section 14, a Shareholder Nominee in its proxy materials for any meeting of shareholders, or, if the proxy statement already has been filed, to allow the nomination of a Shareholder Nominee, notwithstanding that proxies in respect of such vote may have been received by the corporation: (i) if the Shareholder Nominee or the Eligible Shareholder (or any member of any group of shareholders that together is such Eligible Shareholder) who has nominated such Shareholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Securities Exchange Act of 1934 in support of the election of any individual as a director at the applicable annual meeting of shareholders other than its Shareholder Nominee(s) or a nominee of the Board of Directors; (ii) if another person is engaging in a "solicitation" within the meaning of Rule 14a-1(l) under the Securities Exchange Act of 1934 in support of the election of any individual as a director at the applicable annual meeting of shareholders other than a nominee of the Board of Directors; (iii) who is not independent under the listing standards of each principal U.S. exchange upon which the common stock of the corporation is listed, any applicable rules of the Securities and Exchange Commission, the Federal Reserve Board and any publicly disclosed standards used by the Board of Directors in determining and disclosing independence of the corporation's directors, in each case as determined by the Board of Directors; (iv) who does not meet the audit committee independence requirements under the rules of any stock exchange on which the corporation's securities are traded, is not a "non-employee director" for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934 (or any successor rule), is not an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision), is not independent for the purposes of the requirements under the FDIC Improvement Act related to designation as an "outside director," and is not a U.S. citizen; (v) whose election as a member of the Board of Directors would cause the corporation to be in violation of these Bylaws, the Certificate of Incorporation, the rules and listing standards of the principal U.S. securities exchanges upon which the common stock of the corporation is listed, or any applicable state or federal law, rule or regulation; (vi) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914; (vii) whose election as a member of the Board of Directors would cause the corporation to seek, or assist in the seeking of, advance approval or to obtain, or assist in the obtaining of, an interlock waiver pursuant to the rules or regulations of the Federal Reserve Board; (viii) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years; (ix) if such Shareholder Nominee or the applicable Eligible Shareholder (or any member of any group of shareholders that together is such Eligible Shareholder) shall have provided information to the corporation in connection with such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make any statement made, in light of the circumstances under which it was made, not misleading, as determined by the Board of Directors or any committee thereof; (x) the Eligible Shareholder (or any member of any group of shareholders that together is such Eligible Shareholder) does not appear at the applicable annual meeting of shareholders to present the Shareholder Nominee for election; (xi) the Eligible Shareholder (or any member of any group of shareholders that together is such Eligible Shareholder) or applicable Shareholder Nominee otherwise breaches or fails to comply with its representations or obligations pursuant to these Bylaws, including, without limitation, this Article II, Section 14; or (xii) the Eligible Shareholder ceases to be an Eligible Shareholder for any reason, including but not limited to not owning the Required Shares through the date of the applicable annual meeting. For the purpose of this paragraph, clauses (iii) through (xii) will result in the exclusion from the proxy materials pursuant to this Article II, Section 14 of the specific Shareholder Nominee to whom the ineligibility applies, or, if the proxy statement already has been filed, the ineligibility of the Shareholder Nominee; however, clauses (i) and (ii) will result in the exclusion from the proxy materials pursuant to this Article II, Section 14 of all Shareholder Nominees from the applicable annual meeting of shareholders, or, if the proxy statement already has been filed, the ineligibility of all Shareholder Nominees.

(l) Any Shareholder Nominee who is included in the corporation's proxy materials for an annual meeting of shareholders pursuant to this Article II, Section 14 shall tender an irrevocable resignation in advance of the annual meeting, provided that such resignation shall expire upon the certification of the voting results of that annual meeting of shareholders. Such resignation shall become effective upon a determination by the Board of Directors or any committee thereof that (i) the information provided pursuant to this Article II, Section 14 to the corporation by such individual or by the Eligible Shareholder (or any member of any group of shareholders that together is such Eligible Shareholder) who nominated such individual was untrue in any material respect or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading or (ii) such individual, or the Eligible Shareholder (or any member of any group of shareholders that together is such Eligible Shareholder) who nominated such individual, shall have breached or failed to comply with its agreements, representations undertakings and/or obligations pursuant to these Bylaws, including, without limitation, this Article II, Section 14.

ARTICLE III

Directors

1. General Powers: All corporate powers shall be exercised by or under the authority of, and the business, affairs and operations of the corporation shall be managed under the direction of, the Board of Directors, except as otherwise provided by applicable law or in the articles of incorporation.

2. Number, Term and Qualification: The Board shall consist of not less than three nor more than twenty-five members and the number of members shall be fixed and determined from time to time by a resolution of the majority of the full board or by resolution of the shareholders at any meeting thereof. Commencing with the 2007 annual meeting of shareholders, each director shall be elected to serve a term of one year, with each director’s term to expire at the annual meeting next following the director’s election as a director; and the terms of the directors elected before the 2007 annual meeting of shareholders shall expire at the 2007 annual meeting of shareholders. Each director shall hold office until his death, resignation, retirement, removal, disqualification, or his successor is elected and qualified.

3. Election of Directors: Except as provided in Section 5 of this Article, directors are elected by the shareholders by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Directors shall be elected as provided in Article V of the articles of incorporation.

4. Removal: Directors may be removed from office only for cause and only by a vote of shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed when the number of shares voting against the proposal for removal would be sufficient to elect a director if such shares could be voted cumulatively at an annual election. If any or all directors are so removed, new directors may be elected at the same meeting.

5. Vacancies: A vacancy occurring in the Board of Directors, including a vacancy not filled by the shareholders and a vacancy created by an increase in the number of directors, may be filled by a majority of the remaining directors provided, however, that a majority of the full Board of Directors may not increase the number of directors to a number which: (i) exceeds by more than two the number of directors last fixed by shareholders where such number was

fifteen or less, and (ii) to a number which exceeds by more than four the number of directors last fixed by shareholders where such number was sixteen or more.

6. Compensation: The Board of Directors may compensate directors for their services as such and may provide for the payment of expenses incurred by the directors in connection with such services.

7. Qualifying Shares: Throughout the full term of his or her service, each non-employee director shall maintain ownership of shares of BB&T Corporation Common Stock with a market value approximately equal to five times the average annual cash retainer paid by the corporation for such director's services. All shares held or controlled by the director will be considered in determining compliance with the ownership requirement, including, but not limited to, direct holdings, shares in nonqualified individual account plans sponsored by the corporation, and unvested, but not forfeited, restricted stock units or restricted shares (but not stock options) granted by the corporation. All non-employee directors will be expected to meet this ownership requirement by the later of (i) five years following the adoption of these guidelines or the initial election of the director, or (ii) such period of time as it may take for the director to reach the ownership requirement threshold by continuously holding those shares or restricted stock units granted by the corporation pursuant to its director equity compensation arrangements.

8. Director Retirement: A director, upon reaching age seventy-two, shall retire as a director effective as of the end of that calendar year without any further action by the shareholders or the Board of Directors.

9. Chairman of the Board; Vice Chairmen: There shall be a Chairman of the Board of Directors elected by the directors from their members. The Chairman may also be the Chief Executive Officer of the corporation. The Chairman shall preside at all meetings of the Board of Directors and shall perform such other duties as may be incident to the office of Chairman or as may be directed by the Board. There may also be one or more Vice Chairmen of the Board of Directors elected by the directors from their members. Such Vice Chairman or Vice Chairmen shall perform such other duties as may be incident to the office of Vice Chairman or as may be directed by the Board.

10. Executive Committee: The Board of Directors shall maintain an Executive Committee composed of not less than three members of the Board, each of whom shall be elected by a majority of the Board. The Executive Committee shall have such powers and duties as may be stated in its charter or prescribed from time to time by the Board, subject to any restrictions imposed by applicable law. Without limiting the foregoing, to the extent permitted by applicable law and authorized by the Board, the Executive Committee shall have and may exercise, during the intervals between the meetings of the Board, all the powers and authority of the Board in the management of the business, affairs and operations of the corporation.

11. Audit Committee: The Board of Directors shall maintain an Audit Committee composed of not less than three independent members of the Board, each of whom shall be elected by a majority of the Board. The Audit Committee shall have such powers and duties as may be stated in its charter or prescribed from time to time by the Board, subject to any restrictions imposed by applicable law.

12. Other Committees: The Board of Directors may establish a Compensation Committee, a Nominating and Corporate Governance Committee, a Risk Committee and such other committees of the Board as the Board shall determine. Each committee shall be composed of not less than three members of the Board, each of whom shall be elected by a majority of the Board. Each such committee shall have such powers and duties as may be stated in such committee's charter or prescribed from time to time by the Board, subject to any restrictions imposed by applicable law.

13. General Committee Matters: Each committee member serves at the pleasure of the Board of Directors. The provisions in these bylaws governing meetings, action without meetings, notice, waiver of notice, quorum and voting requirements of the Board apply to committees of the Board established under this Article.

ARTICLE IV

Meetings of Directors

1. Regular Meetings: A regular meeting of the Board of Directors shall be held on the same date, and at the same place, as the annual meeting of shareholders or at such other date, time and place as the Board of Directors shall determine. In addition, the Board of Directors may provide for the date, time and place for the holding of additional regular meetings, either within or without the State of North Carolina, without notice. When any regular meeting of the Board falls upon a holiday, the meeting shall be held on the next banking business day unless the Board shall designate some other day.

2. Special Meetings: Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer or the Secretary of the corporation, or at the request of three or more directors. Each member of the Board of Directors shall be given notice stating the date, time and place, by letter, electronic delivery or in person, of each special meeting not less than one day before the meeting. Such notice need not specify the purpose for which the meeting is called, unless required by the North Carolina Business Corporation Act, the articles of incorporation or the bylaws.

3. Waiver of Notice: A director may waive notice of any meeting before or after the date and time stated in the notice. The waiver must be in writing, signed by the director entitled to the notice, and filed with the minutes or corporate records. In addition, attendance at or participation by a director at a meeting shall constitute a waiver of notice of such meeting, unless the director at the beginning of the meeting (or promptly upon his or her arrival) objects to holding the meeting or transacting business at the meeting and does not later vote for or assent to action taken at the meeting.

4. Quorum: Unless the articles of incorporation or bylaws provide otherwise, a majority of the number of directors prescribed by or pursuant to these bylaws shall constitute a quorum for the transaction of business at any meeting of the Board of Directors or, if no number is so prescribed, a majority of directors in office immediately before the meeting shall constitute a quorum.

5. Adjournment: Any duly convened regular or special meeting may be adjourned by the directors to a later date or time without further notice.

6. Manner of Acting: Except as otherwise provided in the articles of incorporation or the bylaws, the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

7. Presumption of Assent: A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors when corporate action is taken is deemed to have assented to the action taken unless: (i) he or she objects at the beginning of the meeting (or promptly upon his or her arrival) to holding the meeting or transacting business at the meeting; (ii) his or her dissent or abstention from the action taken is entered in the minutes of the meeting; or (iii) he or she files written notice of his or her dissent or abstention with the presiding officer of the meeting before its adjournment or with the Secretary immediately after adjournment of the meeting. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

8. Action without Meeting: Action required or permitted to be taken at a Board of Directors meeting may be taken without a meeting if the action is taken by all members of the Board. The action must be evidenced by one or more written consents signed by each director before or after such action, describing the action taken, and included in the minutes or filed with the corporate records. A director’s consent to action taken without meeting may be in electronic form and delivered by electronic means.

9. Attendance by Electronic, Telephonic or Similar Means: Unless otherwise provided by the articles of incorporation, the bylaws or the Board, any or all directors may participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

ARTICLE V

Officers

1. Title and Number: The officers of the corporation may consist of a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, a Chief Administrative Officer, one or more Senior Executive Vice Presidents, one or more Executive Vice Presidents, a Secretary, a Treasurer, a Controller and such Senior Vice Presidents, Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers as the Board of Directors may from time to time elect or as may otherwise be elected pursuant to this Article. Any two or more offices may be held by the same person, except that no individual may act in more than one capacity where action of two or more officers is required.

2. Election and Term: The officers of the corporation shall be elected by the Board of Directors or by a duly designated committee of the Board. Each officer shall hold office until

a successor is elected and qualified, or until his or her resignation, retirement, death, removal or disqualification.

3. Removal: The Board of Directors may remove or terminate any officer at any time with or without cause. In addition, any officer other than the Chief Executive Officer may be removed or terminated at any time with or without cause by a duly designated Board committee or by a superior officer. Removal, resignation or termination of an officer shall be without prejudice to the contract rights, if any, of the person so removed.

4. Compensation: The compensation of all officers of the corporation shall be fixed by the Board of Directors or by or under the direction of a duly designated committee of the Board or other officer or officers designated by the Board.

5. Chief Executive Officer: The Chief Executive Officer shall have full executive powers, shall be the principal executive officer of the corporation, shall have and exercise all powers, duties and authority incident to the office of Chief Executive Officer and shall, subject to the direction and control of the Board, supervise, direct and control the management of the corporation in accordance with these bylaws. The Chief Executive Officer may also serve as Chairman of the Board in accordance with Article III, Section 9.

6. Other Officers: Each officer other than the Chief Executive Officer shall have such title or titles, perform such duties and exercise such powers as may be incident to his or her office or prescribed by the Board or a duly designated committee of the Board or the Chief Executive Officer.

7. Bonds: The Board of Directors may by resolution require any or all officers, agents and employees of the corporation to give bond to the corporation, with sufficient sureties, conditioned on the faithful performance of the duties of their respective offices or positions, and to comply with such other conditions as may from time to time be required by the Board of Directors.

ARTICLE VI

Contracts, Loans and Deposits

1. Contracts: The Board of Directors may authorize such officers as it deems appropriate to enter into any contract or execute and deliver any instrument on behalf of the corporation, and such authority may be general or confined to specific instances. In addition, unless the Board determines otherwise, each officer shall have such authority as may be incident to his or her particular office to enter into contracts and execute and deliver instruments on behalf of the corporation.

2. Loans: No loans shall be contracted on behalf of the corporation and no evidence of indebtedness on behalf of the corporation shall be issued in its name unless authorized by the Board of Directors. Such authority may be general or confined to specific instances.

3. Checks and Drafts: All checks, drafts or other orders for the payment of money issued in the name of the corporation shall be signed by such officer or officers or agent or agents of the corporation and in such manner as shall from time to time be determined by the Board of Directors or the Chief Executive Officer.

4. Deposits: All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such depositories as may be selected by or under the authority of the Board of Directors.

ARTICLE VII

Certificates for Shares and Their Transfer

1. Certificates for Shares and Stock Transfer Records:

(a) The Board of Directors may authorize the issuance of some or all of the shares of the corporation's classes or series without issuing certificates to represent such shares. If shares are represented by certificates, the certificates shall be in such form as required by applicable law and as determined by the Board of Directors. Certificates shall be signed, either manually or in facsimile, by: (i) the Chairman of the Board, the Chief Executive Officer, the President or a Senior Executive Vice President; and (ii) the Secretary or an Assistant Secretary. All certificates for shares shall be consecutively numbered or otherwise identified and entered into the stock transfer records of the corporation. When shares are represented by certificates, the corporation shall issue and deliver to each shareholder to whom such shares have been issued or transferred, certificates representing the shares owned by such shareholder. When shares are not represented by certificates, then, within a reasonable time after the issuance or transfer of such shares, the corporation shall send the shareholder to whom such shares have been issued or transferred a written statement of the information required by applicable law. Unless otherwise provided by applicable law, the rights and obligations of shareholders are identical whether or not their shares are represented by certificates. The Board of Directors may designate a transfer agent who may countersign each certificate either manually or by use of a facsimile signature.

(b) The corporation shall keep, or cause one or more stock transfer agents to keep, the stock transfer records of the corporation, which shall reflect the name and address of each shareholder of record, the number and class or series of shares issued to each shareholder of record and the date of issue of each such share. The Board of Directors may designate a registrar to register each certificate that is issued either manually or by use of a facsimile signature.

2. Transfer of Shares: Transfers of shares shall be made and recorded on the stock transfer records of the corporation only: (i) by the record holder thereof or by his, her or its duly authorized agent, transferee or legal representative; and (ii) in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of shares shall be valid as against the corporation for any purpose until it shall have been made and recorded on the stock transfer records of the corporation by an entry showing from and to whom transferred.

3. Fixing Record Date: The Board of Directors may fix a future date as the record date for one or more voting groups in order to determine the shareholders entitled to notice of a shareholders' meeting, to demand a special meeting, to vote or to take any other action. Such record date may not be more than 70 days before the meeting or action requiring a determination of shareholders. A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting. If no record date is fixed by the Board of Directors for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, the close of business on the day before the date the first notice of the meeting is delivered to shareholders shall be the record date for such determination of shareholders. The Board of Directors may fix a date as the record date for determining shareholders entitled to a distribution or share dividend. If no record date is fixed by the Board of Directors for such determination, the record date shall be the date the Board of Directors authorizes the distribution or share dividend.

4. Lost, Stolen or Destroyed Certificates: The Board of Directors may authorize the issuance of a new share certificate in place of a certificate claimed to have been lost, stolen or destroyed, upon receipt of a written statement of such fact from the person claiming that the certificate has been lost, stolen or destroyed. When authorizing such issuance of a new certificate, the Board may require the claimant or his, her or its legal representative to give the corporation a bond in such sum and with such surety or other security as the Board may direct to indemnify the corporation against loss from any claim with respect to the certificate claimed to have been lost, stolen or destroyed; or the Board may, by resolution, authorize the issuance of the new certificate without requiring such a bond.

ARTICLE VIII

Indemnification of Officers and Directors

1. Right to Indemnification: Any person who at any time hereafter serves or heretofore has served: (i) as an officer or director of the corporation; (ii) at the request of the corporation as a director, officer, partner, or trustee (or in any position of similar authority, by whatever title known) of any other foreign or domestic corporation, partnership, joint venture, trust or other enterprise; or (iii) as a trustee or administrator under any employee benefit plan, shall have a right to be indemnified by the corporation to the fullest extent permitted by law against:

(a) All liability and expenses, including without limitation costs and expenses of litigation and reasonable attorney's fees, actually and reasonable incurred by him or her in connection with or as a consequence of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including appeals, and whether or not brought by or on behalf the corporation or by or on behalf of any third party, outsider or any other person, seeking to hold him or her liable by reason of or arising out of his or her status or his or her activities in any of the foregoing capacities; and

(b) Liability incurred by him or her for any judgments, money decrees, fines, penalties or amounts paid in settlement in connection with or as a consequence of any action, suit or proceeding described in (a) above; provided, however, the corporation shall not indemnify or agree to indemnify any person against any liability or expenses he or she may incur on account of his or her activities which were at the time taken known or believed by him or her to be clearly in conflict with the best interest of the corporation.

2. Recovery of Expenses: Any person entitled to indemnification under this Article shall be entitled to recover from the corporation his or her reasonable costs, expenses and attorneys' fees incurred in connection with enforcing his or her right to indemnification.

3. Advancement of Expenses: Expenses incurred by a director or officer of the corporation in defending an action, suit or proceeding described above shall, at the request of such director or officer, and subject to authorization by the Board, be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount, unless it shall ultimately be determined that he or she is entitled to indemnification from the corporation under this Article or otherwise.

4. Reliance: Any person who at any time after the adoption of this Article serves or has served in any of the capacities described in Section 1 herein for or on behalf of the corporation shall be deemed to be doing so and to have done so in reliance upon, and as consideration for, the rights provided herein. Such rights shall inure to the benefit of the heirs and legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from the provisions of this Article.

5. Amendment: Any amendment, alteration, repeal or other change hereof limiting or restricting in any way the rights, fixed or contingent, granted hereunder shall operate prospectively only and shall not prejudice, defeat or impair any rights of any person existing at the time of such amendment, alteration, repeal or other change.

6. No Limitation on Other Rights to Indemnification: If this Article or any portion hereof shall be invalidated on any ground by any court or agency of competent jurisdiction, then the corporation shall nevertheless indemnify each person described in Section 1 herein to the full extent permitted by the portion of this Article that is not invalidated and also to the full extent permitted or required by other applicable law.

7. Nonexclusivity: The entitlements to advancement of expenses and/or indemnification provided for in this Article VIII are nonexclusive and are separate from any similar rights provided under any law, agreement or otherwise.

ARTICLE IX

General Provisions

1. Dividends: The Board of Directors may from time to time declare, and the corporation may pay, distributions and share dividends to its shareholders in the manner and

upon the terms and conditions provided by applicable law and by the articles of incorporation or the bylaws.

2. Seal: The seal of the corporation shall be in any form approved from time to time or at any time by the Board of Directors.

3. Fiscal Year: Unless otherwise ordered by the Board of Directors, the fiscal year of the corporation shall be from January 1 to December 31.

4. Amendments: Except as otherwise provided herein, these bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Board of Directors, provided ten days' notice of the proposed amendment has been given to each member of the Board of Directors.

The Board of Directors shall have no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a regular meeting of the shareholders or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law; (ii) providing for the management of the corporation otherwise than by the Board of Directors or its Executive Committee; (iii) increasing or decreasing the number of directors; or, (iv) that is inconsistent with the requirements of the laws of the State of North Carolina and of the Articles of Incorporation.

No bylaw adopted or amended by the shareholders shall be altered or repealed by the Board of Directors. The affirmative vote of two-thirds of the total number of shares outstanding shall be required to amend, alter, change or repeal Article III, Sections 2, 4 and 5 and this Section 4 of Article IX of these bylaws.

5. North Carolina Shareholder Protection Act Inapplicable: The provisions of Article 9 of Chapter 55 of the General Statutes of North Carolina, known as "The North Carolina Shareholder Protection Act," shall not be applicable to the corporation.

6. Definitions: Unless the context otherwise requires, terms used in these bylaws shall have the meanings assigned to them in the North Carolina Business Corporation Act to the extent defined therein. In addition, without limiting the effect of the foregoing, the term "applicable law" used in these bylaws shall refer to any applicable laws, rules or regulations, including but not limited to the North Carolina Business Corporation Act, applicable federal securities laws, rules and regulations and the rules and regulations of any applicable stock exchange.

7. Voting of Shares of Other Corporations: Except as otherwise directed by the Board of Directors or required by applicable law, shares of other corporations and associations held by the corporation shall be voted in the manner directed by the Chief Executive Officer, the President, the Chief Operating Officer or any Senior Executive Vice President of the corporation. All such officers are authorized on behalf of the corporation to vote shares of other corporations and associations by proxy and to execute other instruments in connection therewith.